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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                    FORM 10

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
               Pursuant to Section 12(b) or (g) Of The Securities
                              Exchange Act of 1934

                               ----------------

                            CITIZENS HOLDING COMPANY
                      State of Incorporation--Mississippi
                 IRS Employer Identification Number--64-0666512

                    Address of Principal Executive Offices:
                                521 Main Street
                             Philadelphia, MS 39350

       Registrant's Telephone Number, including area code: (601) 656-4692

Securities to be registered pursuant to Section 12(b) of the Act:

      TITLE OF EACH CLASS TO BE SO          NAME OF EACH EXCHANGE ON WHICH
      REGISTERED                            EACH CLASS IS TO BE REGISTERED

                     None                                  None

Securities to be registered pursuant to Section 12(g) of the Act:

                    COMMON SHARES, $.20 PAR VALUE PER SHARE
                                (TITLE OF CLASS)

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ITEM 1. BUSINESS

GENERAL

  Citizens Holding Company (the "Corporation") is a one-bank holding company that holds 113,203 or 96.59% of the outstanding shares of The Citizens Bank of Philadelphia, Mississippi (the "Bank"). The Corporation was incorporated under Mississippi law on February 16, 1982, at the direction of the Board of Directors of the Bank in order to facilitate the Bank's adoption of a one-bank structure. The Corporation offered one share of common stock and four $5 debentures for each share of Bank stock. At this initial offering, 99,825 shares or 85.17% of the outstanding shares were exchanged for Corporation shares. Subsequent to the initial offering, the Corporation has purchased 13,378 shares to increase the number of shares owned to the current level. Prior to its acquisition of the Bank's stock, the Corporation conducted no business or operations. The Corporation's principal office is located at 521 Main Street, Philadelphia, MS 39350 and its telephone number is (601) 656-4692.

  As a bank holding company, the Corporation engages in commercial banking through its sole banking subsidiary and can engage in certain non-banking activities closely related to banking and own certain other business corporations that are not banks, subject to applicable laws and regulations. All references hereinafter to the activities or operations of the Corporation reflect the Corporation's acting or operating through the Bank.

  The Bank was opened on February 8, 1908 as The First National Bank of Philadelphia with $50,000 in capital and a $5,000 surplus. In 1917 the Bank surrendered its national charter and obtained a state charter at which time the name of the Bank was changed to The Citizens Bank of Philadelphia. The Bank's principal executive offices are also located at 521 Main Street, Philadelphia, MS 39350, and its telephone number is (601) 656-4692. At December 31, 1997, the Bank was the largest bank headquartered in Neshoba County with total assets of $285,441,000 and total deposits of $249,183,000.

OPERATIONS

  The Corporation, through the Bank, engages in a wide range of commercial and personal banking activities, including accepting demand deposits (including Now and Money Market Accounts), accepting savings and time deposit accounts, making secured and unsecured loans to corporations, individuals and others, issuing letters of credit, originating mortgage loans, and providing personal and corporate trust services.

  The Corporation's lending services include commercial, real estate, installment (direct and indirect), and credit card loans. Revenues from the Corporation's lending activities constitute the largest component of the Corporation's operating revenues.

  The loan portfolio constitutes the major earning asset of the Corporation and offers the best alternative for maximizing interest spread above the cost of funds. The Corporation's loan personnel have the authority to extend credit under guidelines established and approved by the Board of Directors. Any aggregate credit which exceeds the authority of the loan officer is forwarded to the loan committee for approval. The loan committee is composed of various Bank directors, including the Chairman. All aggregate credits that exceed the loan committee's lending authority are presented to the full Board of Directors for ultimate approval or denial. The loan committee not only acts as an approval body to ensure consistent application of the Corporation's loan policy but also provides valuable insight through communication and pooling of knowledge, judgment and experience of its members.

  The Corporation's primary lending area generally includes East Central Mississippi, specifically Neshoba, Newton, Leake, Scott, Attala and Kemper counties and contiguous counties. The Corporation extends out-of-area credit only to borrowers who are considered to be low risk, and only on a very limited basis.

  The Corporation provides a wide range of personal and corporate trusts and trust-related services, including serving as executor of estates, as trustee under testamentary and inter vivos trusts and various pension and other

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employee benefit plans, as guardian of the estates of minors and incompetents, and as escrow agent under various agreements.

  The Corporation offers discount brokerage services through First Tennessee
Bank.

  The Corporation is continually introducing new products and services as permitted by the regulatory authorities and desired by the public. In late 1997, the Corporation completed construction on a new branch building in Kosciusko, MS. This full service facility was opened in early 1998 and allows the Corporation to compete with other banks in this area. In 1996 the Corporation opened the new Westside building in Philadelphia, MS. This building replaced a smaller drive-up facility. The Corporation began a VISA Checkcard program in early 1997 to provide its customers with access to their checking account 24 hours a day from all locations that accept VISA cards. This, in conjunction with our 24 Hour Phone Teller, allows the Corporation's customers to have easy and convenient access to their funds and account balances 24 hours a day, 7 days a week. In addition to allowing customers the above mentioned access, the Corporation is accessible via the Internet (http://www.thecitizensbankphila.com). This website provides the Corporation's customers the ability to review their accounts in detail, make transfers between their accounts, and pay bills from anywhere in the world.

EMPLOYEES

  The Corporation has no compensated employees. At December 31, 1997, the Bank employed 131 full-time employees and 30 part-time employees. The Bank is not a party to any collective bargaining agreements, and employee relations are considered to be good.

SUPERVISION AND REGULATION

  The Bank is chartered under the banking laws of the State of Mississippi and is subject to the supervision of, and is regularly examined by, the Department of Banking and Consumer Finance and the FDIC.

  The Corporation is a bank holding company within the meaning of the Bank Holding Company Act ("BHC Act"), is registered as such with and is subject to the supervision of the Federal Reserve Board ("FRB").

  Certain legislation and regulations affecting the businesses of the Corporation and the Bank are discussed below.

GENERAL

  As a bank holding company, the Corporation is subject to the BHC Act. The Corporation reports to, registers with, and is examined by the FRB. The FRB also has the authority to examine the Corporation's subsidiaries which includes the Bank.

  The FRB requires the Corporation to maintain certain levels of capital. See "Capital Standards" herein. The FRB also has the authority to take enforcement action against any bank holding company that commits any unsafe or unsound practice, violates certain laws, regulations, or conditions imposed in writing by the FRB. See, "Prompt Corrective Action and Other Enforcement Mechanisms" herein.

  Under the BHC Act, a company generally must obtain the prior approval of the FRB before it exercises a controlling influence over, or acquires directly or indirectly, more than 5% of the voting shares or substantially all of the assets of any bank or bank holding company. Thus, the Corporation is required to obtain the prior approval of the FRB before it acquires, mergers or consolidates with any bank, or bank holding company. Any company seeking to acquire, merge or consolidate with the Corporation also would be required to obtain the FRB's approval.

  The Corporation is generally prohibited under the BHC Act from acquiring ownership or control of more than 5% of the voting shares of any company that is not a bank or bank holding company and from engaging

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directly or indirectly in activities other than banking, managing banks, or providing services to affiliates of the holding company. A bank holding company, with the approval of the FRB, may engage or acquire the voting shares of companies engaged, in activities that the FRB has determined to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. A bank holding company must demonstrate that the benefits to the public of the proposed activity will outweigh the possible adverse effects associated with such activity.

  The FRB generally prohibits a bank holding company from declaring or paying a cash dividend which would impose undue pressure on the capital of subsidiary banks or would be funded only through borrowing or other arrangements that might adversely affect a bank holding company's financial position. The FRB's policy is that a bank holding company should not continue its existing rate of cash dividends on its common stock unless its net income is sufficient to fully fund each dividend and its prospective rate of earnings retention appears consistent with its capital needs, asset quality and overall financial condition.

  Transactions between the Corporation, the Bank and any future subsidiaries of the Corporation are subject to a number of other restrictions. FRB policies forbid the payment by bank subsidiaries of management fees which are unreasonable in amount or exceed the fair market value of the services rendered (or, if no market exists, actual costs plus a reasonable profit). Additionally, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with the extension of credit, sale or lease of property, or furnishing of services. Subject to certain limitations, depository institution subsidiaries of bank holding companies may extend credit to, invest in the securities of, purchase assets from, or issue a guarantee, acceptance, or letter of credit on behalf of, an affiliate, provided that the aggregate of such transactions with affiliates may not exceed 10% of the capital stock and surplus of the institution, and the aggregate of such transactions with all affiliates may not exceed 20% of the capital stock and surplus of such institution. The Corporation may only borrow from depository institution subsidiaries if the loan is secured by marketable obligations with a value of a designated amount in excess of the loan. Further, the Corporation may not sell a low-quality asset to a depository institution subsidiary.

CAPITAL STANDARDS

  The FRB, FDIC and other federal banking agencies have risk-based capital adequacy guidelines intended to provide a measure of capital adequacy that reflects the degree of risk associated with a banking organization's operations for both transactions reported on the balance sheet as assets, and transactions, such as letters of credit and recourse arrangements, which are reported as off-balance sheet items. Under these guidelines, nominal dollar amounts of assets and credit equivalent amounts of off-balance sheet items are multiplied by one of several risk adjustment percentages, which range from 0% for assets with low credit risk, such as certain U.S. government securities, to 100% for assets with relatively higher credit risk, such as business loans.

  A banking organization's risk-based capital ratios are obtained by dividing its qualifying capital by its total risk-adjusted assets and off-balance sheet items. The regulators measure risk-adjusted assets and off-balance sheet items against both total qualifying capital (the sum of Tier 1 capital and limited amounts of Tier 2 capital) and Tier 1 capital. Tier 1 capital consists of common stock, retained earnings, noncumulative perpetual preferred stock and minority interests in certain subsidiaries, less most other intangible assets. Tier 2 capital may consist of a limited amount of the allowance for loan losses and certain other instruments with some characteristics of equity. The inclusion of elements of Tier 2 capital are subject to certain other requirements and limitations of the federal banking agencies. Since December 31, 1992, the federal banking agencies have required a minimum ratio of qualifying total capital to risk-adjusted assets and off-balance sheet items of 8%, and a minimum ratio of Tier 1 capital to risk-adjusted assets and off-balance sheet items of 4%.

  In addition to the risk-based guidelines, federal banking regulators require banking organizations to maintain a minimum amount of Tier 1 capital to total assets, referred to as the leverage ratio. For a banking organization rated in the highest of the five categories used by regulators to rate banking organizations, the minimum leverage ratio of Tier 1 capital to total assets is 3%. It is improbable, however, that an institution with a 3% leverage ratio

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would receive the highest rating by the regulators since a strong capital position is a significant part of the regulators' rating. For all banking organizations not rated in the highest category, the minimum leverage ratio is at least 100 to 200 basis points above the 3% minimum. Thus, the effective minimum leverage ratio, for all practical purposes, is at least 4% or 5%. In addition to these uniform risk-based capital guidelines and leverage ratios that apply across the industry, the regulators have the discretion to set individual minimum capital requirements for specific institutions at rates significantly above the minimum guidelines and ratios.

  The following table represents the capital ratios for the Corporation and the Bank as of December 31, 1997:

                                                      THE      THE
                                                  CORPORATION BANK
                                                     RATIO    RATIO  REQUIREMENT
                                                  ----------- -----  -----------
      Risk-based Capital Ratio:
        Total Capital............................    17.70%   17.06%    8.00%
        Tier 1 Capital...........................    16.44%   15.80%    4.00%
      Tier 1 Capital Leverage Ratio:.............    10.92%   10.49%    4.00%

  As required by Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), the federal financial institution agencies solicited comments in September, 1993 on a proposed rule and method of incorporating an interest rate risk component into the current risk-based capital guidelines, with the goal of ensuring that institutions with high levels of interest rate risk have sufficient capital to cover their exposures. Interest rate risk is the risk that changes in market interest rates might adversely affect a bank's financial condition or future profitability. Under the proposal, interest rate risk exposures would be quantified by weighting assets, liabilities and off-balance sheet items by risk factors which approximate sensitivity to interest rate fluctuations. As proposed, institutions identified as having an interest rate risk exposure greater than a defined threshold would be required to allocate additional capital to support this higher risk. Higher individual capital allocations could be required by the bank regulators based upon supervisory concerns. The agencies adopted a final rule effective September 1, 1995 which is substantially similar to the proposed rule, except that the final rule does not establish (1) a measurement framework for assessing the level of a bank's interest rate exposure; nor (2) a minimum level of exposure above which a bank will be required to hold additional capital for interest rate risk if it has a significant exposure or a weak interest rate risk management process. The agencies also solicited comments on and are continuing their analysis of a proposed policy statement which would establish a framework to measure and monitor interest rate exposure.

PROMPT CORRECTIVE ACTION AND OTHER ENFORCEMENT MECHANISMS

  FDICIA requires each federal banking agency to take prompt corrective action to resolve the problems of insured depository institutions, including but not limited to those that fall below one or more of the prescribed minimum capital ratios. The law requires each federal banking agency to promulgate regulations defining the following five categories in which an insured depository institution will be placed, based on the level of its capital ratios: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized.

  In September 1992, the federal banking agencies issued uniform final regulations implementing the prompt corrective action provisions of FDICIA. An insured depository institution generally will be classified in the following categories based on capital measures indicated below:

  "Well-capitalized":

    Total risk-based capital of 10% or more;
    Tier 1 risk-based ratio capital of 6% or more; and Leverage ratio of 5% or more.

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  "Adequately Capitalized":

    Total risk-based capital of at least 8%;
    Tier 1 risk-based ratio capital of at least 4%; and Leverage ratio of at least 4%.

  "Undercapitalized":

    Total risk-based capital less than 8%;
    Tier 1 risk-based ratio capital less than 4%; and Leverage ratio less than 4%.

  "Significantly Undercapitalized":

    Total risk-based capital less than 6%;
    Tier 1 risk-based ratio capital less than 3%; and Leverage ratio less than 3%.

  "Critically Undercapitalized":

    Tangible equity to total assets less than 2%.

  An institution that, based upon its capital levels, is classified as well-capitalized, adequately capitalized, or undercapitalized may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition or an unsafe or unsound practice warrants such treatment. At each successive lower capital category, an insured depository institution is subject to more restrictions. The federal banking agencies, however, may not treat an institution as "critically undercapitalized" unless its capital ratio actually warrants such treatment.

  If an insured depository institution is undercapitalized, it will be closely monitored by the appropriate federal banking agency. Undercapitalized institutions must submit an acceptable capital restoration plan with a guarantee of performance issued by the holding company. Further restrictions and sanctions are required to be imposed on insured depository institutions that are critically undercapitalized. The most important additional measure is that the appropriate federal banking agency is required to either appoint a receiver for the institution within 90 days or obtain the concurrence of the FDIC in another form of action.

  In addition to measures taken under the prompt corrective action provisions, commercial banking organizations may be subject to potential enforcement actions by the federal regulators for unsafe or unsound practices in conducting their businesses or for violations of any law, rule, regulation or any condition imposed in writing by the agency or any written agreement with the agency. Enforcement actions may include the imposition of a conservator or receiver, the issuance of a cease-and-desist order that can be judicially enforced, the termination of insurance of deposits (in the case of a depository institution), the imposition of civil money penalties, the issuance of directives to increase capital, the issuance of formal and informal agreements, the issuance of removal and prohibition orders against institution-affiliated parties and the enforcement of such actions through injunctions or restraining orders based upon a prima facie showing by the agency that such relief is appropriate. Additionally, a holding company's inability to serve as a source of strength to its subsidiary banking organizations could serve as an additional basis for a regulatory action against the holding company.

  The Corporation and the Bank are classified as "well-capitalized" under the above guidelines.

SAFETY AND SOUNDNESS STANDARDS

  FDICIA also implemented certain specific restrictions on transactions and required the regulators to adopt overall safety and soundness standards for depository institutions related to internal control, loan underwriting and documentation, and asset growth. Among other things, FDICIA limits the interest rates paid on deposits by

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undercapitalized institutions, the use of brokered deposits and the aggregate extension of credit by a depository institution to an executive officer, director, principal stockholder or related interest, and reduces deposit insurance coverage for deposits offered by undercapitalized institutions for deposits by certain employee benefits accounts.

  The federal financial institution agencies published a final rule effective on August 9, 1995, implementing safety and soundness standards. FDICIA added a new Section 39 to the Federal Deposit Insurance Act which required the agencies to establish safety and soundness standards for insured financial institutions covering (1) internal controls, information systems and internal audit systems; (2) loan documentation; (3) credit underwriting; (4) interest rate exposure; (5) asset growth; (6) compensation, fees and benefits; (7) asset quality, earnings and stock valuation; and (8) excessive compensation for executive officers, directors or principal shareholders which could lead to material financial loss. The agencies issued the final rule in the form of guidelines only for operational, managerial and compensation standards and reissued for comment proposed standards related to asset quality and earnings which are less restrictive than the earlier proposal in November, 1993. Unlike the earlier proposal, the guidelines under the final rule do not apply to depository institution holding companies and the stock valuation standard was eliminated. If an agency determines that an institution fails to meet any standard established by the guidelines, the agency may require the financial institution to submit to the agency an acceptable plan to achieve compliance with the standard. If the agency requires submission of a compliance plan and the institution fails to timely submit an acceptable plan or to implement an accepted plan, the agency must require the institution to correct the deficiency. Under the final rule, an institution must file a compliance plan within 30 days of a request to do so from the institution's primary federal regulatory agency. The agency may elect to initiate enforcement action in certain cases rather than rely on an existing plan, particularly where failure to meet one or more of the standards could threaten the safe and sound operation of the institution.

RESTRICTIONS ON DIVIDENDS AND OTHER DISTRIBUTIONS

  The power of the board of directors of an insured depository institution to declare a cash dividend or other distribution with respect to capital is subject to statutory and regulatory restrictions which limit the amount available for such distribution depending upon the earnings, financial condition and cash needs of the institution, as well as general business conditions. FDICIA prohibits insured depository institutions from paying management fees to any controlling persons or, with certain limited exceptions, making capital distributions, including dividends, if, after such transaction, the institution would be undercapitalized.

  An FRB policy statement provides that a bank holding company should not declare or pay a cash dividend to its stockholders if the dividend would place undue pressure on the capital of its subsidiary banks or if the dividend could be funded only through additional borrowings or other arrangements that might adversely affect the financial position of the bank holding company. Specifically, a bank holding company should not continue its existing rate of cash dividends on its common stock unless its net income is sufficient to fully fund each consistent with its capital needs, asset quality, and overall financial condition. Further, the Corporation is expected to act as a source of financial strength for each of its subsidiary banks and to commit resources to support its subsidiary bank in circumstances when it might not do so absent such policy.

  The Corporation's ability to pay dividends depends in large part on the ability of the Bank to pay dividends to the Corporation. The ability of the Bank to pay dividends is subject to restrictions set forth in the Mississippi banking laws and regulations of the FDIC.

  The payment of dividends by a Mississippi state bank is further restricted by additional provisions of state law. As a general rule, the Bank may declare a dividend in an amount deemed expedient by the Board of Directors of the Bank. Any such dividend, however, may not (i) impair the capital stock of the Bank; (ii) be in an amount greater than the remainder of undivided profits then on hand after deducting losses, bad debts, depreciation, and all other expenses, or (iii) constitute a withdrawal of any portion of the capital stock of the Bank. In addition, the Bank must obtain the prior approval of the Mississippi Department of Banking and Consumer Finance for the payment of any dividend.

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

  Additionally, under FDICIA, the Bank may not make any capital distribution, including the payment of dividends, if after making such distribution the Bank would be in any of the "undercapitalized" categories under the FDIC's Prompt Corrective Action regulations.

  Also, under the Financial Institution's Supervisory Act, the FDIC also has the authority to prohibit the Bank from engaging in business practices which the FDIC considers to be unsafe or unsound. It is possible, depending upon the financial condition of the Bank and other factors, that the FDIC could assert that the payment of dividends or other payments in some circumstances might be such an unsafe or unsound practice and thereby prohibit such payment.

FDIC INSURANCE ASSESSMENTS

  The FDIC has established several mechanisms to increase funds to protect deposits insured by the Bank Insurance Fund ("BIF") and the Savings Association Insurance Fund ("SAIF"), both of which are administered by the FDIC. The Bank's deposits are insured through BIF except for those deposits the Bank acquired from the Resolution Trust Corporation in April, 1994. This acquisition consisted of one branch of the former Security Federal Savings and Loan in Kosciusko, Mississippi, and these deposits remain insured through SAIF. The FDIC is authorized to borrow up to $30 billion from the U.S. Treasury; borrow from the Federal Financing Bank up to 90% of the fair market value of assets of institutions that are acquired by the FDIC as receiver; and borrow from depository institutions that are members of the BIF. Any borrowings not repaid by asset sales are to be repaid through insurance premiums assessed to member institutions. Such premiums must be sufficient to repay any borrowed funds within 15 years and provide insurance fund reserves of $1.25 for each $100 of insured deposits. FDICIA also provides authority for special assessments against insured deposits.

  As required by FDICIA, the FDIC has adopted a risk-based assessment system for deposit insurance premiums. Under this system, depository institutions are charged anywhere from zero to $.27 for every $100 in insured domestic deposits, based on such institutions' capital levels and supervisory subgroup assignment. The FDIC's rules set forth which supervisory subgroup assignments are made by the FDIC, the assessment classification review procedure, provide for the assignment of new institutions to the "well-capitalized" assessment group, set forth when an institution is to make timely adjustments as appropriate, and set forth the basis, and report data, on which capital group assignments are made for insured branches of foreign banks, and expressly address the treatment of certain lifeline accounts for which special assessment treatment is given.

  The BIF reached its required 1.25 reserve ratio in 1995, and in response the FDIC reduced deposit insurance assessment rates on BIF-insured deposits to historic low levels. Legislation enacted in September, 1996 included provisions for the recapitalization of the SAIF. The legislation imposed a one-time assessment in the amount of 65.7 basis points on all SAIF-insured deposits held as of March 31, 1996. The Bank paid an assessment in the amount of $28,640 on the small portion of its deposits that are SAIF-insured. As a result of the payment of the special assessment and the adoption of regulations implementing the legislation, rates for deposits insured through SAIF have been brought into parity with BIF rates. The BIF and SAIF deposit insurance assessment rates in effect for the first six months of 1997 range from zero to $.27 per $100 of insured deposits, with the healthiest financial institutions, including the Bank, not being required to pay any deposit insurance premiums for the period.

INTERSTATE BANKING AND BRANCHING

  On September 29, 1994, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Act") was signed into law. The Interstate Act effectively permits nationwide banking. As of September 30, 1995, the Interstate Act provides that adequately capitalized and adequately managed bank holding companies may acquire banks in any state, even in those jurisdictions that had previously barred acquisitions by out-of-state institutions, subject to deposit concentration limits. The deposit concentration limits provide that regulatory approval by the Federal Reserve Board may not be granted for a proposed interstate acquisition if after the acquisition, the acquiror on a consolidated basis would control more than 10% of the total

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

deposits nationwide or would control more than 30% of deposits in the state where the acquiring institution is located. The deposit concentration state limit does not apply for initial acquisitions in a state and, in every case, may be waived by the state regulatory authority. Interstate acquisitions are subject to compliance with the Community Reinvestment Act ("CRA"). States are permitted to impose age requirements not to exceed five years on target banks for interstate acquisitions.

  Branching between states may be accomplished either by merging separate banks located in different states into one legal entity, or by establishing de novo branches in another state. Interstate branching by consolidation of banks was permitted beginning June 1, 1997, except in states that have passed legislation prior to that date "opting-out" of interstate branching. If a state opted-out prior to June 1, 1997, then banks located in that state may not participate in interstate branching. A state may opt in to interstate branching by bank consolidation or by de novo branching by passing appropriate legislation. The laws of the host state regarding community reinvestment, fair lending, consumer protection (including usury limits) and establishment of branches shall apply to the interstate branches.

  De novo branching by an out-of-state bank is not permitted unless the host state expressly permits de novo branching by banks from out-of-state. The establishment of an initial de novo branch in a state is subject to the same conditions as apply to initial acquisition of a bank in the host state other than the deposit concentration limits.

  Effective May 1, 1997, Mississippi "opted in" to the interstate branching provision of the Interstate Act.

  The Interstate Act permits bank subsidiaries of a bank holding company to act as agents for affiliated depository institutions in receiving deposits, renewing time deposits, closing loans, servicing loans and receiving payments on loans and other obligations. A bank acting as agent for an affiliate is not considered a branch of the affiliate. Any agency relationship between affiliates must be on terms that are consistent with safe and sound banking practices. The authority for an agency relationship for receiving deposits includes the taking of deposits for an existing account but is not meant to include the opening or origination of new deposit accounts. Subject to certain conditions, insured saving associations that were affiliated with banks as of June 1, 1994 may act as agents for such banks. An affiliate bank or saving association may not conduct any activity as an agent which such institution is prohibited from conducting as principal.

  If an interstate bank decides to close a branch located in a low- or moderate-income area, it must comply with additional branch closing notice requirements. The appropriate regulatory agency is authorized to consult with community organizations to explore options to maintain banking services in the affected community where the branch is to be closed.

  To ensure that interstate branching does not result in taking deposits without regard to a community's credit needs, the regulatory agencies are directed to implement regulations prohibiting interstate branches from being used as "deposit production offices." The regulations to implement this provision were due by June 1, 1997. The regulations include a provision to the effect that if loans made by an interstate branch are less than fifty percent of the average of all depository institutions in the state, then the regulator must review the loan portfolio of the branch. If the regulator determines that the branch is not meeting the credit needs of the community, it has the authority to close the branch and to prohibit the bank from opening new branches in the state.

COMMUNITY REINVESTMENT ACT

  In October, 1994, the federal financial institution regulatory agencies proposed a comprehensive revision of their regulations implementing the Community Reinvestment Act ("CRA"), enacted in 1977 to promote lending by financial institutions to individuals and businesses located in low and moderate income areas. In May, 1995, the proposed CRA regulations were published in final form effective as of July 1, 1995. The revised regulations included transitional phase-in provisions which generally required mandatory compliance not later than July 1, 1997, although earlier voluntary compliance was permissible. Under the former CRA regulations, compliance was evaluated by an assessment of the institution's methods for determining, and efforts to meet, the credit needs of such borrowers. This system was highly criticized by depository institutions and their trade groups as subjective, inconsistent and burdensome, and by consumer representatives for its alleged failure to aggressively penalize poor CRA performance by financial institutions. The revised CRA regulations emphasize an assessment of actual performance rather than of the procedures followed by a bank, to evaluate compliance with the CRA. Overall CRA compliance continues to be rated across a four-point scale from "outstanding" to "substantial noncompliance," and continue to be a factor in review of applications to merger, establishment of new branches or formation of bank holding companies. In addition, any bank rated in "substantial noncompliance" with the revised CRA regulations may be subject to enforcement proceedings. Different evaluation methods are used depending on the asset size of the bank.

  The "lending, investments and service test method" is applicable to all banks with more than $250 million in assets which are not wholesale or limited purpose banks and do not elect to be evaluated by the "strategic plan assessment method" which is discussed below. Central to this method is the requirement that such banks collect and report to their primary federal bank regulators detailed information regarding home mortgage, small business and farm and community development loans which is then used to evaluate CRA compliance. At the bank's option, data regarding consumer loans and any other loan distribution it may choose to provide also may be collected and reported.

  Using such data, a bank will be evaluated regarding its (i) lending performance according to the geographic distribution of its loans, the characteristics of its borrowers, the number and complexity of its community development loans, the innovativeness or flexibility of its lending practices to meet low and moderate income credit needs and, at the bank's election, lending by affiliates or through consortia or third parties in which the bank has an investment interest; (ii) investment performance by measure of the bank's "qualified investments," that is, the extent to which the bank's investments, deposits, membership shares in a credit union, or grants primarily to benefit low or moderate income individuals and small businesses and farms, address affordable housing or other needs not met by the private market, or assist any minority or women-owned depository institution by donating, selling on favorable terms or providing on a rent-free basis any branch of the bank located in a predominantly minority neighborhood; and (iii) service performance by evaluating the demographic distribution of the bank's branches and ATMs, its record of opening and closing them, the availability of alternative retail delivery systems (such as telephone banking, banking by mail or at work, and mobile facilities) in low and moderate income geographies and to low- and moderate-income individuals, and (given the characteristics of the bank's service area(s) and its capacity and constraints) the extent to which the bank provides "community development services" (services which primarily benefit low and moderate income individuals or small farms and businesses or address affordable housing needs not met by the private market) and their innovativeness and responsiveness.

  Any bank may request to be evaluated by the "strategic plan assessment method" by submitting a strategic plan for review and approval. Such a plan must involve public participation in its preparation, and contain measurable goals for meeting low and moderate income credit needs through lending, investments and provision of services. Such plans generally will be evaluated by measuring strategic plan goals against standards similar to those which will be applied in evaluating a bank according to the "lending, investments and service test method."

  The federal financial institution regulatory agencies issued a final rule effective as of January 1, 1996, to make certain technical corrections to the revised CRA regulations. Among other matters, the rule clarifies the transition from the former CRA regulations to the revised CRA regulations by confirming that when an institution either voluntarily or mandatorily becomes subject to the performance tests and standards of the revised regulations, the institution must comply with all of the requirements of the revised regulations and is no longer subject to the provisions of the former CRA regulations.

  The Federal Deposit Insurance Corporation last examined the Bank on March 12, 1997, for its performance under the CRA. The CRA requires that in connection with its examination of a financial institution, each federal financial supervisory agency shall (1) assess the institution's record of helping to meet the credit needs of its entire community, including low- and moderate-income neighborhoods, consistent with safe and sound operations of the institution, and (2) take that record of performance into account when deciding whether to approve an application of the institution for a deposit facility. The Bank was rated Satisfactory during this examination.

  This rating is based on several criteria used by the regulatory agency. Lending levels are acceptable and the distribution of credit demonstrates the Bank's success at extending credit without neglecting low-or moderate-income residents. Credit is extended to geographic areas of all income groups. Additionally, the Bank has attempted to serve the small business and small farm sectors of the economy. Ascertainment and marketing programs are effective at soliciting the needs of the entire community and promoting the Bank's products and services. No discriminatory practices or illegal discouragement of applications was found. The Bank has invested in a sizeable amount of local community development issuances.

INTER-CORPORATION BORROWINGS

  Bank holding companies are also restricted as to the extent to which they and their subsidiaries can borrow or otherwise obtain credit from one another or engage in certain other transactions. The "covered transactions" that an insured depository institution and its subsidiaries are permitted to engage in with their nondepository affiliates are limited to the following amounts: (i) in the case of any one such affiliate, the aggregate amount of covered transactions of the insured depository institution and its subsidiaries cannot exceed 10% of the capital stock and the surplus of the insured depository institution; and (ii) in the case of all affiliates, the aggregate amount of covered transactions of the insured depository institution and its subsidiaries cannot exceed 20% of the capital stock and surplus of the insured depository institution. In addition, extensions of credit that constitute covered transactions must be collateralized in prescribed amounts.

  "Covered transactions" are defined by statute to include a loan or extension of credit to the affiliate, a purchase of securities issued by an affiliate, a purchase of assets from the affiliate (unless otherwise exempted by the Federal Reserve Board), the acceptance of securities issued by the affiliate as collateral for a loan and the issuance of a guarantee, acceptance, or letter of credit for the benefit of an affiliate. Further, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services.

IMPACT OF MONETARY POLICIES

  Banking is a business which depends on interest rate differentials. In general, the difference between the interest paid by a bank on its deposits and other borrowings, and the interest rate earned by banks on loans, securities and other interest-earning assets comprises the major source of banks' earnings. Thus, the earnings and growth of banks are subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the FRB. The FRB implements national monetary policy, such as seeking to curb inflation and combat recession, by its open-market dealings in United States government securities, by adjusting the required level of reserves for financial institutions subject to reserve requirements and through adjustments to the discount rate applicable to borrowings by banks which are members of the FRB. The actions of the FRB in these areas influence the growth of bank loans, investments and deposits and also affect interest rates. The nature and timing of any future changes in such policies and their impact on the Corporation cannot be predicted. In addition, adverse economic conditions could make a higher provision for loan losses a prudent course and could cause higher loan loss charge-offs, thus adversely affecting the Corporation's net earnings.

COMPETITION

  The banking business is highly competitive. The Corporation's market area consists principally of Neshoba, Newton, Leake, Scott, Attala and Kemper Counties in Mississippi, although the Corporation also competes with other financial institutions in those counties and in surrounding counties in Mississippi in obtaining deposits and providing many types of financial services. The Corporation competes with larger regional banks for the business of companies located in the Corporation's market area.

  The Bank also competes with savings and loan associations, credit unions, production credit associations and federal land banks and with finance companies, personal loan companies, money market funds and other non-depository financial intermediaries. Many of these financial institutions have resources many times greater than those of the Corporation. In addition, new financial intermediaries such as money-market mutual funds and large retailers are not subject to the same regulations and laws that govern the operation of traditional depository institutions.

  Recent changes in federal and state law have resulted in and are expected to continue to result in increased competition. The reductions in legal barriers to the acquisition of banks by out-of-state bank holding companies resulting from implementation of the Interstate Act and other recent and proposed changes are expected to continue to further stimulate competition in the markets in which the Corporation operates, although it is not possible to predict the extent or timing of such increased competition.

FORWARD-LOOKING STATEMENTS

  This Form 10 and future filings made by the Corporation with the Securities and Exchange Commission, as well as other filings, reports and press releases made or issued by the Corporation and the Bank, and oral statements made by executive officers of the Corporation and Bank, may include forward-looking statements relating to such matters as (a) assumptions concerning future economic and business conditions and their effect on the economy in general and on the markets in which the Corporation and the Bank do business, and (b) expectations for increased revenues and earnings for the Corporation and Bank through growth resulting from acquisitions, attraction of new deposit and loan customers and the introduction of new products and services. Such forward-looking statements are based on assumptions rather than historical or current facts and, therefore, are inherently uncertain and subject to risk.

  To comply with the terms of a "safe harbor" provided by the Private Securities Litigation Reform Act of 1995 that protects the making of such forward-looking statements from liability under certain circumstances, the Corporation notes that a variety of factors could cause the actual results or experience to differ materially from the anticipated results or other expectations described or implied by such forward-looking statements. The risks and uncertainties that may affect the operations, performance, development and results of the Corporation's and Bank's business include the following: (a) the risk of adverse changes in business conditions in the banking industry generally and in the specific markets in which the Corporation operates; (b) changes in the legislative and regulatory environment that negatively impact the Corporation and Bank through increased operating expenses; (c) increased competition from other financial and non-financial institutions; (d) the impact of technological advances; and (e) other risks detailed from time to time in the Corporation's filings with the Securities and Exchange Commission. The Corporation does not undertake any obligation to update or revise any forward-looking statements subsequent to the date on which they are made.

ITEM 2. FINANCIAL INFORMATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis is presented to facilitate the understanding of the Corporation's financial condition as of December 31, 1997 and 1996 and results of operations for each of the three years in the period ended December 31, 1997. The information should be used in conjunction with the accompanying consolidated financial statements and footnotes contained elsewhere in this document. Dollar amounts in tables are presented in thousands.

INTRODUCTION AND OVERVIEW

  The Corporation, through the Bank as its sole subsidiary, conducts business in thirteen commercial bank offices located in Neshoba, Newton, Leake, Scott, Attala, and Kemper counties, Mississippi, and a loan production office located in Lauderdale county, also in Mississippi. The Bank is engaged in a variety of financial services, including accepting deposits; making commercial and consumer loans, making mortgage loans; and providing personal trust services.

  The Mississippi counties which the Corporation primarily serves have benefitted from increasingly strong economies over the past few years. In July, 1995, the Mississippi Band of Choctaw Indians opened the Silverstar Casino and Resort on the Reservation in west Neshoba County. This complex has grown in the past three years to not only a casino but a 512 room hotel, 2,500 seat convention center and 36 holes of championship golf. Because the Casino is not regulated by the State of Mississippi, exact figures are not released to the public about the amount of play in the Casino, but industry analysts have estimated it to be equal to all four of the casinos in Vicksburg, Mississippi. In addition to the Silverstar, the Tribe has numerous industries and is the largest employer in Neshoba County.

  The region served by the Corporation is largely agricultural with a moderate amount of light industrial plants. In the past several years, the chicken industry has expanded greatly in the western part of the service area. The Corporation has been involved in this growth through its lending to individual farmers for construction of chicken houses and the related support facilities. Timber is also an important part of the economy in this six county area. In addition to the local land and timber owners, Philadelphia is home to two moderate size lumber mills and numerous timber equipment dealers and is within a short distance to several others.

  A healthy economy, such as these six counties are currently enjoying, invites certain challenges, especially that of competition. All financial institutions today are faced with the challenge of competing for customers' deposits. Brokerage houses offer a diverse number of non-traditional deposit products, the most common being mutual funds. Direct competition from banks, thrifts, and credit unions has increased dramatically over the years. Currently, there are approximately fourteen different financial institutions in this market competing for the same customer base. Given these challenges, the Corporation has been able to not only maintain its current market share, but increase it in recent years.

  In an effort to be more competitive in today's technological climate, the Corporation has offered its customers the latest innovations in banking service. The Corporation is currently offering, VISA Debit cards, a 24 hour Phone Teller service and Internet Banking, and is constantly monitoring its customer base to determine if any additional services are in demand.

  In addition to the above new services, the Corporation has upgraded its facilities over the last several years where needed. In 1996, the Corporation opened the new Westside branch in Philadelphia, MS. This new building offers full deposit services, loan officers, safe deposit box operations and a 24 hour Automatic Teller Machine, replacing a drive-up only facility. In early 1998, the Corporation opened the new Kosciusko, MS Branch on Jackson Avenue, relocating from the court square in Kosciusko. This new construction allowed the Corporation to offer many services that were physically impossible to offer from the downtown location, such as drive-up banking, safe deposit boxes and a 24 hour Automatic Teller Machine.

  Although the Corporation has made acquisitions in the last five years, there are currently no pending mergers or acquisitions. However, management does plan to aggressively pursue any such opportunities, either branch locations or entire banks, as they may become available. Management anticipates additional acquisitions or mergers with like-minded community banks may occur in the future. The Statements in this paragraph relating to potential mergers or acquisitions are forward-looking statements which may or may not be accurate due to the impossibility of predicting future events.

  As technology continues to make its impact in the world and affect the way the Corporation operates on a daily basis, both on a professional and personal level, the Corporation remains committed to meeting the challenges of today's information age. In addition to providing its customers with access to their checking account information by the use of Phone Teller, we offer VISA debit cards that are good anywhere VISA cards are accepted. The Corporation recently began offering customers the ability to bank from anywhere served by the World Wide Web through our Internet web site at http://www.thecitizensbankphila.com. Management believes that the technological advances will continue at an ever increasing pace and they are committed to keep the Corporation in step with these advances.

Y2K AWARENESS AND PREPARATION

  The Corporation has been diligent in preparing for the possible consequences of the date change on January 1, 2000. The Board has reviewed these anticipated consequences and has assigned a Y2K Coordinator to coordinate the review of the Corporation's systems to make a determination of what adjustments will be required. An outside consultant has tested all major computer applications and the system programs and the mainframe processor have been updated for Y2K. In the event the Corporation's efforts to adjust its mainframe are inadequate, contingency plans for offsite processing have been made and tested.

  The Corporation's personal computers are currently being evaluated and will be either replaced or updated as needed. All other date sensitive equipment is being replaced or converted as required to maintain Y2K compliance. The Corporation has set a goal to have identified and corrected all potential Y2K problems by June 30, 1999. The estimated cost to the Corporation for the testing of all equipment, new equipment purchases and necessary adjustments to this equipment is approximately $250,000.

FIVE YEAR SUMMARY OF CONSOLIDATED FINANCIAL STATEMENTS AND RELATED STATISTICS

  (Dollar references in thousands except per share data)

  The following selected data has been taken from the Corporation's consolidated financial statements and should be read in conjunction with the consolidated financial statements and related notes included elsewhere.

OVERVIEW OF OPERATIONS

  The major components of the Corporation's operating results for the past five years are summarized in Table 1--Five Year Financial Summary.

                     TABLE 1--FIVE YEAR FINANCIAL SUMMARY

                                        FOR THE YEARS ENDED DECEMBER 31
                                    -------------------------------------------
                                     1997     1996     1995     1994     1993
                                    -------  -------  -------  -------  -------
SUMMARY OF OPERATIONS
Interest income--tax equivalent
 (1)..............................   21,588   20,369   18,041   14,068   12,785
Interest expense..................    9,659    8,684    7,727    4,935    4,768
                                    -------  -------  -------  -------  -------
  Net interest income-tax
   equivalent.....................   11,929   11,685   10,314    9,133    8,017
Tax equivalent adjustment (1).....      (82)    (114)     (96)     (80)     (93)
                                    -------  -------  -------  -------  -------
  Net interest income.............   11,847   11,571   10,218    9,053    7,924
Provision for loan losses.........      740      791      604      592      591
                                    -------  -------  -------  -------  -------
  Net interest income after
   provision for loan losses......   11,107   10,780    9,614    8,461    7,333
Noninterest income................    2,990    2,686    2,433    2,460    1,848
Noninterest expenses..............    7,046    6,665    6,379    5,899    5,636
                                    -------  -------  -------  -------  -------
  Income before income taxes......    7,051    6,801    5,668    5,022    3,545
Income tax expense................    2,561    2,407    2,046    1,804    1,336
                                    -------  -------  -------  -------  -------
NET INCOME........................    4,490    4,394    3,622    3,218    2,209
                                    =======  =======  =======  =======  =======
PER SHARE DATA (2)
Net income........................  $  6.78  $  6.64  $  5.75  $  5.11  $  4.30
Cash dividends....................     0.85     0.75     0.70     0.75     0.15
Shareholders' equity, end of
 year.............................    47.18    40.44    34.54    29.21    22.69
SELECTED ACTUAL YEAR-END BALANCES
Total assets......................  286,634  270,679  264,453  215,939  184,120
Earning assets....................  266,762  251,518  241,495  202,586  170,076
Investment securities available
 for sale.........................   67,292   72,472   76,022    5,899        0
Investment securities held to
 maturity.........................        0        0        0   71,991   56,572
Loans.............................  191,605  177,005  154,380  123,715  108,865
Allowance for loan losses.........   (2,700)  (2,500)  (2,300)  (2,100)  (1,925)
Total deposits....................  248,984  229,443  238,677  186,784  164,479
Noninterest-bearing demand
 deposits.........................   35,526   34,353   35,492   31,213   22,153
Interest-bearing demand deposits..   56,904   54,960   75,857   44,105   39,487
Savings deposits..................   17,188   16,994   15,617   14,426   13,608
Time deposits.....................  139,365  123,136  111,711   97,039   89,231
Long term borrowings..............        0       33       65      198    2,169
Shareholders' equity..............   31,221   26,758   22,858   19,331   15,017

                                      FOR THE YEARS ENDED DECEMBER 31
                                  -------------------------------------------
                                   1997     1996     1995     1994     1993
                                  -------  -------  -------  -------  -------
SELECTED AVERAGE BALANCES
Total assets..................... 279,961  271,241  242,024  204,720  184,184
Earning assets................... 259,036  250,670  224,492  187,257  170,621
Securities.......................  70,023   76,138   75,847   68,199   54,823
Loans............................ 186,843  168,542  141,192  113,628  103,053
Allowance for loan losses........   2,523    2,342    2,103    1,927    1,870
Total deposits................... 242,459  238,358  216,479  182,707  164,620
Noninterest-bearing demand
 deposits........................  34,718   37,894   34,213   29,607   22,429
Interest-bearing demand
 deposits........................  57,406   68,036   59,134   45,126   39,905
Savings deposits.................  17,594   16,681   15,154   14,556   13,860
Time deposits.................... 132,741  115,747  107,978   93,418   88,426
Long-term borrowings.............       3       35      127      292    2,214
Shareholders' equity.............  28,920   24,610   21,195   18,391   14,278
RATIOS BASED ON AVERAGE BALANCES
Loans to deposits................   76.95%   76.16%   64.68%   65.34%   65.02%
Return on average assets.........    1.60%    1.62%    1.50%    1.61%    1.20%
Return on average equity.........   15.24%   17.77%   17.15%   17.41%   15.35%
Dividend payout ratio............   12.52%   11.29%   12.15%   14.33%    3.49%
Leverage capital ratio...........   10.92%    9.88%    8.74%    9.20%    8.39%
Efficiency ratio (3).............   45.56%   45.29%   49.02%   50.24%   56.47%
OTHER DATA
Number of employees (FTE)........     138      137      133      122      118
Average common shares
 outstanding..................... 661,750  661,750  630,248  630,248  513,392
Cash dividends declared..........     562      496      441      473       77

--------
(1) Net interest income has been presented on both a tax equivalent and no basis. Tax equivalent basis was calculated using a 34% tax rate for all periods presented. The tax equivalent adjustment reverses the tax equivalent basis in order to present net interest income reflected in the consolidated financial statements.
(2) Per share data has been retroactively adjusted to give effect for stock dividends and splits.
(3) The efficiency ratio is calculated by dividing noninterest income expense by the sum of net interest income, on a fully tax equivalent basis, and noninterest income

  The Corporation earned $4,490,000 or $6.78 per share, for 1997, compared to $4,394,000 or $6.64 per share, for 1996. The 2.2% increase in earnings in 1997 over the prior year period reported in 1996 was lower than prior year increases due to the decrease in net interest margin during 1997. The increase in income was due mainly to the increase in the asset size of the Corporation.

  Earnings in 1996 were 21.3% higher than the $3,622,000 or $5.75 per share recorded in 1995. This increase in earnings was due mainly to an increase in the interest income of the Corporation. This increase was partially the result of a very strong loan demand in the Corporation's service area. Percentage wise, noninterest expense items increased less that noninterest income during this period. Net charge-offs as a percentage of loans outstanding also decreased during this period.

NET INTEREST INCOME

  Net interest income is the most significant component of the Corporation's earnings. Net interest income is the difference between interest and fees realized on earning assets, primarily loans and securities, and interest paid on deposits and other borrowed funds. The net interest margin is this difference expressed as a percentage of average earning assets. Net interest income is determined by several factors, including the volume of earning assets and liabilities, and the mix of earning assets and liabilities and interest rates. Although there are a certain number of these factors which can be controlled by management policies and actions, certain other factors, such as the general level of credit demand, Federal Reserve Board monetary policy, and changes in tax law are beyond the control of management. Tables 1 through 4 are an integral part in analyzing the components of net interest income and the changes which have occurred between the time periods presented. Table 1--Five Year Financial Summary shows the corporation's net interest income from 1993 through 1997. Table 2--Average Balance Sheets and Interest Rates represent the major components of interest earning assets and interest-bearing liabilities. For analytical purposes, interest income presented in the table has been adjusted to a tax equivalent basis assuming a 34% tax rate for all years. The tax equivalent adjustment recognizes the income tax savings when comparing taxable and tax-exempt assets.

              TABLE 2--AVERAGE BALANCE SHEETS AND INTEREST RATES

                                       YEARS ENDED DECEMBER 31
                         -----------------------------------------------------
                                   1997                       1996
                         -------------------------- --------------------------
                         AVERAGE            AVERAGE AVERAGE            AVERAGE
         ASSETS          BALANCE   INTEREST  RATE   BALANCE   INTEREST  RATE
         ------          --------  -------- ------- --------  -------- -------
INTEREST EARNING ASSETS
 Securities
  Taxable...............   63,333    4,117    6.50%   68,692    4,325    6.30%
  Tax-exempt (1)........    5,345      350    6.55%    6,539      463    7.08%
                         --------   ------   -----  --------   ------   -----
    Total securities....   68,678    4,467    6.50%   75,231    4,788    6.36%
 Loans (2)
  Commercial............  167,628   15,033    8.97%  149,697   13,365    8.93%
  Installment...........   19,552    2,073   10.60%   18,394    1,979   10.76%
                         --------   ------   -----  --------   ------   -----
    Total loans.........  187,180   17,106    9.14%  168,091   15,344    9.13%
 Federal Home Loan Bank
  Account...............       78        4    5.13%       40        3    7.50%
 Federal funds sold.....    2,112      125    5.92%    5,768      313    5.43%
                         --------   ------   -----  --------   ------   -----
  TOTAL EARNING ASSETS..  258,048   21,702    8.41%  249,130   20,448    8.21%
NONINTEREST EARNING
 ASSETS
 Allowance for loan
  losses................   (2,523)                    (2,343)
 Premises and
  equipment.............    3,915                      3,837
 Cash and due from
  banks.................   11,821                     13,020
 Accrued interest and
  other assets..........    8,700                      7,597
                         --------                   --------
  TOTAL ASSETS.......... $279,961                   $271,241
                         ========                   ========
  LIABILITIES AND SHAREHOLDERS'
             EQUITY
  -----------------------------
INTEREST BEARING
 LIABILITIES
 Deposits
  Interest-bearing
   demand deposits......   57,281    1,590    2.78%   67,906    1,794    2.64%
  Savings deposits......   17,313      675    3.90%   16,397      639    3.90%
  Time deposits.........  132,742    7,192    5.42%  115,746    6,027    5.21%
                         --------   ------   -----  --------   ------   -----
    Total interest-
     bearing deposits...  207,336    9,457    4.56%  200,049    8,460    4.23%
 Borrowed funds
  Short-term borrowing..    4,148      202    4.87%    4,114      220    5.35%
  Long-term debt........        0        0    0.00%       35        4   11.43%
                         --------   ------   -----  --------   ------   -----
    Total borrowed
     funds..............    4,148      202    4.87%    4,149      224    5.40%
                         --------   ------   -----  --------   ------   -----
TOTAL INTEREST-BEARING
 LIABILITIES............  211,484    9,659    4.57%  204,198    8,684    4.25%
                                    ======   =====             ======   =====
NONINTEREST-BEARING
 LIABILITIES
 Noninterest-bearing
  demand deps...........   34,995                     38,175
 Accrued interest and
  other liabs...........    4,562                      4,258
 Shareholders' equity...   28,920                     24,610
                         --------                   --------
TOTAL SHAREHOLDERS AND
 SHAREHOLDERS' EQUITY... $279,961                   $271,241
                         ========                   ========
NET INTEREST INCOME AND
 INTEREST RATE SPREAD...            12,043    3.84%            11,764    3.96%
                                    ======   =====             ======   =====
    NET INTEREST
     MARGIN.............                      4.67%                      4.72%
                                             =====                      =====

                                                       YEAR ENDED DECEMBER 31
                                                                1995
                                                      --------------------------
                                                      AVERAGE            AVERAGE
                       ASSETS                         BALANCE   INTEREST  RATE
                       ------                         --------  -------- -------
INTEREST EARNING ASSETS
 Securities
  Taxable............................................   69,437    4,516    6.50%
  Tax-exempt (1).....................................    5,713      402    7.04%
                                                      --------   ------   -----
    Total securities.................................   75,150    4,918    6.54%
 Loans (2)
  Commercial.........................................  124,103   11,013    8.87%
  Installment........................................   17,043    1,807   10.60%
                                                      --------   ------   -----
    Total loans......................................  141,146   12,820    9.08%
 Federal Home Loan Bank Account......................       28        2    7.14%
 Federal funds sold..................................    7,315      412    5.63%
                                                      --------   ------   -----
 TOTAL EARNING ASSETS................................  223,639   18,152    8.12%
NONINTEREST EARNING ASSETS
 Allowance for loan losses...........................   (2,103)
 Premises and equipment..............................    3,075
 Cash and due from banks.............................   10,706
 Accrued interest and other assets...................    6,707
                                                      --------
 TOTAL ASSETS........................................ $242,024
                                                      ========
             LIABILITIES AND SHAREHOLDERS' EQUITY
             ------------------------------------
INTEREST BEARING LIABILITIES
 Deposits
  Interest-bearing demand deps.......................   59,017    1,487    2.52%
  Savings deposits...................................   15,156      564    3.72%
  Time deposits......................................  108,000    5,586    5.17%
                                                      --------   ------   -----
    Total interest-bearing deps......................  182,173    7,637    4.19%
 Borrowed funds
  Short-term borrowing...............................    1,245       76    6.10%
  Long-term debt.....................................      127       13   10.24%
    Total borrowed funds.............................    1,372       89    6.49%
                                                      --------   ------   -----
  TOTAL INTEREST-BEARING LIABILITIES.................  183,545    7,726    4.21%
                                                      ========   ======   =====
NONINTEREST-BEARING LIABILITIES
 Noninterest-bearing demand deps.....................   34,490
 Accrued interest and other liabs....................             2,794
 Shareholders' equity................................   21,195
                                                      --------
 TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.......... $242,024
                                                      ========
 NET INTEREST INCOME AND INTEREST RATE SPREAD........            10,426    3.91%
                                                                 ======   =====
 NET INTEREST MARGIN.................................                      4.66%
                                                                          =====

--------
(1) Interest income on tax-exempt securities and loans has been adjusted to a tax equivalent basis using a marginal federal income tax rate of 34% for all years. Tax equivalent security adjustments were $89 for 1997, $117 for 1996, and $102 for 1995. Tax equivalent loan adjustments were $1 for 1997, $4 for 1996, and $4 for 1995.
(2) Nonaccrual loans are included in average loan balances.

  Table 3--Net Interest Earning Assets illustrates net interest earning assets and liabilities for 1997, 1996 and 1995.

                     TABLE 3--NET INTEREST EARNING ASSETS

                                                       1997     1996     1995
                                                     -------- -------- --------
Average interest earning assets..................... $258,048 $249,130 $223,639
Average interest bearing liabilities................  211,484  204,198  183,545
                                                     -------- -------- --------
    NET INTEREST EARNING ASSETS..................... $ 46,564 $ 44,932 $ 40,094
                                                     ======== ======== ========

  Table 4--Volume and Rate Analysis depicts the dollar effect of volume and rate change from 1995 through 1997. Variances which were not specifically attributable to volume or rate were allocated proportionately between rate and volume using the absolute values of each for a basis for the allocation. Nonaccruing loans were included in the average loan balances used in determining the yields.

  Interest income on tax-exempt securities and loans has been adjusted to a tax equivalent basis using a marginal federal income tax rate of 34%.

                         TABLE 4--VOLUME/RATE ANALYSIS

                                       1997 CHANGE FROM     1996 CHANGE FROM
                                          1996 DUE TO          1995 DUE TO
                                       -------------------  -------------------
                                       VOLUME  RATE  TOTAL  VOLUME  RATE  TOTAL
                                       ------  ----  -----  ------  ----  -----
INTEREST INCOME
 Loans................................ 1,745     17  1,762  2,460     64  2,524
 Securities
  Taxable.............................  (346)   138   (208)   (47)  (144)  (191)
  Tax-exempt..........................   (78)   (35)  (113)    59      2     61
 Federal Home Loan Bank Account.......     2     (1)     1      1      0      1
 Federal funds sold...................  (216)    28   (188)   (84)   (15)   (99)
                                       -----   ----  -----  -----   ----  -----
 TOTAL INTEREST INCOME................ 1,107    147  1,254  2,389    (93) 2,296
INTEREST EXPENSE
 Interest-bearing demand deps.........  (295)    91   (204)   236     71    307
 Savings deposits.....................    36      0     36     48     27     75
 Time deposits........................   922    243  1,165    403     38    441
 Short-term borrowings................     2    (20)   (18)   153     (9)   144
 Long-term borrowings.................    (4)     0     (4)   (11)     2     (9)
                                       -----   ----  -----  -----   ----  -----
 TOTAL INTEREST EXPENSE...............   661    314    975    829    129    958
                                       -----   ----  -----  -----   ----  -----
 NET INTEREST INCOME..................   446   (167)   279  1,560   (222) 1,338
                                       =====   ====  =====  =====   ====  =====

  Net interest for 1997 on a tax equivalent basis was 2.37% higher than that for 1996, while the net interest margin for 1997 was 4.67% compared to 4.72% for 1996. Tax equivalent net interest income for 1996 was 12.83% higher versus that for 1995 while the net interest margin increased to 4.72% from 4.66% in 1995.

  The increase in net interest income during 1997 was predominantly a result of increases in earning asset volume. The loan growth experienced in 1997 was due to a continuing strong loan demand in our service area. This increase in interest income was partially offset by volume increases in interest-bearing liabilities. The earning asset yield increased to 8.41% in 1997, compared to 8.21% in the previous year, predominately through the loan portfolio, where the increase in loan volume as a percent of earning assets provided a higher yield relative to the yield on other earning assets. The average yield on loans increased to 9.14% in 1997 compared to the 1996 yield of 9.13%. Although there was a slight decrease in the investment securities average balance, the average yield increased to 6.50% in 1997 from 6.36% in 1996. Total interest-bearing liabilities increased in 1997 primarily due to continued strong growth in our area. The deposit growth combined with slightly higher interest rates paid resulted in a 4.57% total interest-bearing rate for 1997, compared to the 4.25% rate in 1996.

  Net interest income in 1996 increased 12.83% due mainly to an increase in the volume of interest-bearing assets. The earning asset yield increased to 8.21% in 1996 compared to 8.12% in 1995 as a result of increases in the volume and rate of loans during this period and a slight decrease in the traditionally lower yielding federal funds sold and securities portfolio. Like earning assets, interest-bearing liabilities showed good growth in average balances, but the interest rates paid on deposits and other borrowed funds increased only slightly from 4.19% in 1995 to 4.23% in 1996, increasing the rate on total interest-bearing liabilities to 4.25% in 1996 compared to the 1995 rate of 4.21%.

PROVISION FOR LOAN LOSSES AND ASSET QUALITY

  The provision for loan losses represents charges made to earnings to maintain an adequate allowance for loan losses. The allowance is maintained at an amount believed by management to be sufficient to absorb loses inherent in the credit portfolio. Factors considered in establishing an appropriate allowance include: a careful assessment of the financial condition of the borrower; a realistic determination for the value and adequacy of underlying collateral; the condition of the local economy and the condition of the specific industry of the borrower; a comprehensive analysis of the levels and trends of loan categories; and review of delinquent and classified loans.

  The Corporation maintains a comprehensive loan review program to evaluate loan administration, credit quality, and loan documentation. This program also includes a regular review of problem loan ("watch") reports, delinquencies, and charge-offs. The adequacy of the allowance for loan losses is evaluated on a quarterly basis. This evaluation focuses on specific loan reviews, changes in the type and volume of the loan portfolio given the current and forecasted economic conditions, and historical loss experience. Any one of the following conditions may necessitate a review of a specific loan: a question of whether the customer's cash flow or net worth may not be sufficient to repay the loan; the loan has been criticized in a regulatory examination; the accrual of interest has been suspended; serious delinquency; or other reasons where either the ultimate collectibility of the loan is in question or the loan has other special or unusual characteristics which require special monitoring.

  Activity in the allowance for loan losses is reflected in Table 5--Analysis of Allowance for Loan Losses. The recorded values of loans and leases actually removed from the consolidated balance sheets are referred to as charge-offs and, after netting out recoveries on previously charged-off assets, become net charge-offs. The Corporation's policy is to charge-off loans, when, in management's opinion, the loan is deemed uncollectible, although concerted efforts are made to maximize recovery.

                TABLE 5--ANALYSIS OF ALLOWANCE FOR LOAN LOSSES

                               1997      1996      1995      1994      1993
                             --------  --------  --------  --------  --------
BALANCE AT BEGINNING OF
 YEAR....................... $  2,500  $  2,300  $  2,100  $  1,925  $  1,772
LOANS CHARGED-OFF
  Commercial and
   agriculture..............      326       287       163       245       335
  Real estate...............       13        41        72       159        74
  Installment...............      383       377       350       203       290
  Credit card...............       66        51        17         0
                             --------  --------  --------  --------  --------
    TOTAL CHARGE-OFFS.......      788       756       602       607       699
CHARGE-OFFS RECOVERED
  Commercial and
   agriculture..............       89        41        76        72        94
  Real estate...............        0         0        22         0        28
  Installment...............      145       115       100       117       139
  Credit card...............       14         9         0         0         0
                             --------  --------  --------  --------  --------
    TOTAL RECOVERIES .......      248       165       198       189       261
                             --------  --------  --------  --------  --------
Net loans charged-off.......      540       591       404       418       438
Current year provision......      740       791       604       593       591
                             --------  --------  --------  --------  --------
BALANCE AT END OF YEAR...... $  2,700  $  2,500  $  2,300  $  2,100  $  1,925
                             ========  ========  ========  ========  ========
Loans at year end........... $191,605  $177,005  $154,380  $123,715  $108,865
Ratio of allowance to loans
 at year end................     1.41%     1.41%     1.49%     1.70%     1.77%
Average loans............... $186,843  $168,542  $141,192  $113,628  $103,053
Ratio of net loans charged-
 off to average loans.......    0.29%     0.35%     0.29%     0.37%     0.43%

         ALLOCATION OF ALLOWANCE FOR LOAN LOSSES AT DECEMBER 31, 1997

                                               1997   1996   1995   1994   1993
                                              ------ ------ ------ ------ ------
Unallocated.................................. $2,700 $2,500 $2,300 $2,100 $1,925
                                              ------ ------ ------ ------ ------
    Total.................................... $2,700 $2,500 $2,300 $2,100 $1,925
                                              ====== ====== ====== ====== ======

          COMPOSITION OF LOAN PORTFOLIO BY TYPE AT DECEMBER 31, 1997

                                          1997    1996    1995    1994    1993
                                         ------  ------  ------  ------  ------
Commercial and agricultural.............  13.15%  13.75%  15.72%  17.69%  17.68%
Real estate.............................  62.81%  63.08%  60.60%  58.49%  58.97%
Installment.............................  23.25%  22.41%  22.99%  23.19%  22.97%
Other...................................   0.79%   0.76%   0.69%   0.63%   0.38%
                                         ------  ------  ------  ------  ------
    TOTAL............................... 100.00% 100.00% 100.00% 100.00% 100.00%

  Nonperforming assets and relative percentages to loan balances are presented in Table 6--Nonperforming Assets. The level of nonperforming loans and leases is an important element in assessing asset quality and the relevant risk in the credit portfolio. Nonperforming loans include nonaccrual loans, restructured loans, and loans delinquent 90 days or more. Loans are classified as nonaccrual when management believes that collection of interest is doubtful, typically when payments are past due over 90 days, unless well secured and in the process of collection. Another element associated with asset quality is other real estate owned (OREO), which represents properties acquired by the Corporation through loan defaults by customers.

                         TABLE 6--NONPERFORMING ASSETS

                                 AS OF DECEMBER 31
                            ------------------------------
                             1997    1996    1995    1994
                            ------  ------  ------  ------
PRINCIPAL BALANCE
Nonaccrual................  $  344  $  171  $   91  $  117
90 days or more past due..   1,862   1,731   1,303     511
                            ------  ------  ------  ------
  TOTAL NONPERFORMING
   LOANS..................  $2,206  $1,902  $1,394  $  628
Nonperforming as a percent
 of loans.................    1.15%   1.07%   0.90%   0.51%
Other real estate owned...      10     132     217     321
OREO as a percent of
 loans....................    0.01%   0.07%   0.14%   0.26%
Allowance as a percent of
 nonperforming loans......  122.39% 131.44% 164.99% 334.39%

  The consolidated provision for loan losses was $740,000 for 1997, $791,000 for 1996, and $604,000 for 1995. During that time period, asset quality continued to improve even though nonperforming loans increased during this period. Net charge-offs remained the same percentage wise from 1995 to 1997. The allowance as a percent of loans has remained relatively the same for this period. The amount of the future year's provisions for loan losses will be subject to adjustment based on the future evaluations of the loss reserve adequacy.

  Total nonperforming loans and nonperforming loans as a percent of loans have been in an increasing trend over the past five years, causing significant decreases in the allowance as a percent of nonperforming loans. During this period, nonaccrual loan balances increased slightly due to an aggressive attitude taken by the Corporation in transferring loans to nonaccrual status.

  Statements of Financial Accounting Standard No. 114 and 118, "Accounting by Creditors for Impairment of a Loan," became effective January 1, 1995. These statements changed the way loan loss allowance estimates were to be made for problem loans. In general, when it is determined that all principal and interest due under the contractual terms of a loan are not fully collectible, management must value the loan using discounted future expected cash flows. Management has not classified any loans using the impaired loan criteria. Application of this statement should not have a material effect on the Corporation's financial statements.

  The decrease in other real estate owned was primarily the result of a strong real estate market in our area and the sale of a large commercial property. All other real estate owned is carried by the Corporation at the lower of cost or fair value.

  Management believes loans classified for regulatory purposes as loss, doubtful, substandard, or special mention that are not included in nonperforming or impaired loans do not represent or result from trends or uncertainties which will have a material impact on future operating results, liquidity, or capital resources.

  In addition to loans classified for regulatory purposes, management also designates certain loans for internal monitoring purposes in a watch category. Loans may be placed on management's watch list as a result of delinquent status, concern about the borrower's financial condition or the value of the collateral securing the loan, substandard classification during regulatory examinations, or simply as a result of management's desire to monitor more closely a borrower's financial condition and performance. Watch category loans may include loans with loss potential that are still performing and accruing interest and may be current under the terms of the loan agreement; however, management may have a significant degree of concern about the borrowers' ability to continue to perform according to the terms of the loan. Loss exposure on these loans is typically evaluated based primarily upon the estimated liquidation value of the collateral securing the loan. Also, watch category loans may include credits which, although adequately secured and performing, reflect a past delinquency problem or unfavorable financial trends exhibited by the borrower.

  All watch list loans are subject to additional scrutiny and monitoring. The Corporation's philosophy encourages loan officers to identify borrowers that should be monitored in this fashion and believe this process ultimately results in the identification of problem loans in a more timely fashion.

  At December 31, 1997, the Corporation had a total of $4,268,426 of loans on its watch list which were not included in impaired or nonperforming loans.

NON-INTEREST INCOME AND EXPENSE

  A listing of noninterest income and expense from 1995 through 1997 and percentage changes between years is included in Table 7--Noninterest Income and Expense.

                     TABLE 7--NONINTEREST INCOME & EXPENSE

                                                % CHANGE        % CHANGE
                                          1997  FROM '96  1996  FROM '95  1995
                                         ------ -------- ------ -------- ------
NONINTEREST INCOME
Income from fiduciary activities........ $    3  200.00% $    1    0.00% $    1
Service charges on deposit account......  1,934    8.17%  1,788   14.18%  1,566
Other operating income..................    667   18.89%    561    8.30%    518
                                         ------  ------  ------  ------  ------
  TOTAL NONINTEREST INCOME.............. $2,604   10.81% $2,350   12.71% $2,085
NONINTEREST EXPENSE
Salaries and employee benefits.......... $3,949    3.32% $3,822   11.01% $3,443
Occupancy expense.......................  1,256   30.02%    966    7.93%    895
Other operating expense.................  1,535   -6.74%  1,646  -10.64%  1,842
                                         ------  ------  ------  ------  ------
  TOTAL NONINTEREST EXPENSE............. $6,740    4.76% $6,434    4.11% $6,180
                                         ======  ======  ======  ======  ======

  Noninterest income increased 10.81% to $2,604,000 in 1997 compared to $2,350,000 in 1996. The primary source of noninterest income was income from service charges on deposit accounts. This increase was due to the increase in the number and dollar amount of checking accounts opened during this period.

  Other operating income grew 18.89% in 1997 from 1996 due in part to the increase in income from the investment in New South Life Insurance Company. New South Life is a credit life company that is 20% owned by the Corporation. Income from New South was $176,114 in 1997 compared to $142,949 in 1996.

  Noninterest income increased 12.71% in 1996 compared to 1995. Service charges on deposit accounts increased 14.18%, again due to an increase in the number of new customers being serviced and an increase in fee related activities. The growth in New South Life accounted for most of the 8.30% increase in other income from 1995 to 1996.

  Total noninterest expense increased 4.76% to $6,740,000 in 1997 compared to $6,434,000 in 1996. As a percentage of average total assets, total noninterest expense was 2.41% in 1997 compared to 2.37% in 1996. Salaries and employee benefits increased 3.32% during 1997 due mainly to annual salary adjustments.

  Occupancy and equipment expense increased 30.02% during 1997, as a result of the first full year of operation of the new Philadelphia, MS Westside branch, purchases of new equipment and increases in the maintenance costs of the equipment.

  Other operating expenses was $1,535,000 in 1997, compared to $1,646,000 in 1996, a decrease of 6.74%. Several expenses experienced decreases during this period including, FDIC assessment and travel.

  Noninterest expense increased 4.11% in 1996 compared to 1995. The 11.01% increase in salaries and employee benefits during 1996 can be attributed to annual salary adjustments and to the first full year for employees for the Scooba, MS branch and additional staff that was hired for the new Philadelphia, MS Westside branch. Occupancy expenses increased to $966,000 in 1996 from $895 in 1995 or 7.93%. The increase was caused by the increase in phone service required, utilities cost and building repairs.

  Other operating expense decreased from $1,646,000 in 1996 to $1,842,000 in 1995. A large part of this decrease was the $177,077 decrease in FDIC insurance for 1996 that resulted from the BIF reaching its congressionally mandated capitalization level of 1.25% of insured deposits in 1995. As a result of the BIF reaching its capitalization goal, subsequent ongoing deposit insurance premiums were greatly reduced. During the third quarter of 1996, the FDIC instituted a one-time special assessment against all deposits insured by the SAIF. A small portion of the Corporation's deposits are insured under SAIF as a result of the acquisition of the Kosciusko, MS branch from the Resolution Trust Corporation in April, 1994. The Corporation, therefore, was subject to $28,640 in the special assessment. Given the current level of deposits, premiums are not expected to significantly increase in the future. The statements in this paragraph are forward-looking which may or may not be accurate due to the impossibility of predicting future congressional or regulatory actions or the future capitalization levels of the insurance funds.

INCOME TAXES

  The Corporation records a provision for income taxes currently payable, along with a provision for those taxes in the future. Such deferred taxes arise from differences in timing of certain items for financial statement reporting rather than income tax reporting. The major difference between the effective tax rate applied to the Corporation's financial statement income and the federal statutory rate of 34% is interest on tax-exempt securities and loans.

  The Corporation's effective tax rate was 35.05%, 34.02%, and 34.82% in 1997, 1996 and 1995, respectively. Further tax information regarding the Corporation can be found in Note 7 to the consolidated financial statements.

FINANCIAL CONDITION

 Securities

  On January 1, 1994, the Corporation adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and accordingly classified certain of its securities as available-for-sale. In December 1995, the Corporation transferred the remainder of its held-to-maturity securities to available-for-sale during the moratorium period granted by FASB. At December 1997, the Corporation classified all of its securities as available-for-sale.

  Securities held-to-maturity are those which the Corporation has both the positive intent and ability to hold to maturity, and are reported at amortized cost. Securities available-for-sale are those which the Corporation may decide to sell if needed for liquidity, asset/liability management, or other reasons. Securities available-for-sale are reported at fair value, with unrealized gains and losses included as a separate component of equity, net of tax. The Corporation does not maintain any securities for trading purposes.

  Table 8--Securities and Security Maturity Schedule summarizes the carrying value of securities from 1995 through 1997 and the maturity distribution at December 31, 1997, by classification. Interest on tax-exempt securities has been adjusted to a tax equivalent basis using a marginal federal tax rate of 34% and a state tax rate of 5% for all years.

                              TABLE 8--SECURITIES

                                                         1997    1996    1995
                                                        ------- ------- -------
SECURITIES AVAILABLE FOR SALE
 U.S. Treasuries....................................... $31,345 $ 5,181 $ 5,751
 U.S. Agencies.........................................  15,261  26,449  25,998
 Mortgage Backed.......................................  14,336  33,598  36,852
 States, political subdivisions and others.............   6,350   7,244   7,421
                                                        ------- ------- -------
TOTAL SECURITIES AVAILABLE FOR SALE.................... $67,292 $72,472 $76,022
SECURITIES HELD TO MATURITY
 U.S. Treasuries....................................... $     0 $     0 $     0
 U.S. Agencies.........................................       0       0       0
 Mortgage Backed.......................................       0       0       0
 States, political subdivisions and others.............       0       0       0
                                                        ------- ------- -------
TOTAL SECURITIES HELD TO MATURITY...................... $     0 $     0 $     0
TOTAL SECURITIES....................................... $67,292 $72,472 $76,022
                                                        ======= ======= =======

                         SECURITIES MATURITY SCHEDULE

                          1 YEAR OR LESS   1 TO 5 YEARS    5 TO 10 YEARS   OVER 10 YEARS
                          --------------- --------------- --------------- ---------------
                                  AVERAGE         AVERAGE         AVERAGE         AVERAGE
                          BALANCE  RATE   BALANCE  RATE   BALANCE  RATE   BALANCE  RATE
                          ------- ------- ------- ------- ------- ------- ------- -------
AVAILABLE FOR SALE
 U.S. Treasury..........   1,499   5.50%   29,846  5.69%       0   0.00%        0   0.00%
 U.S. Agencies..........     399   5.69%    9,056  6.12%   5,806   6.25%        0   0.00%
 Mortgage-backed........     872   6.55%    1,220  7.59%   1,728   7.04%   10,516   7.14%
 States, Municipal and
  Other (1).............   2,315   8.72%    2,712  6.87%   1,005   7.49%      318  11.21%
                          ------   ----   -------  ----   ------   ----   -------  -----
TOTAL AVAILABLE FOR
 SALE...................  $5,085   7.16%  $42,834  5.91%  $8,539   6.56%  $10,834   7.26%
                          ======   ====   =======  ====   ======   ====   =======  =====
TOTAL HELD TO MATURITY..  $    0   0.00%  $     0  0.00%  $    0   0.00%  $     0   0.00%
                          ======   ====   =======  ====   ======   ====   =======  =====

--------
(1) Average rates were calculated on tax equivalent basis using a marginal federal income tax rate of 34% and a state tax rate of 5%.

  The majority of the securities portfolio is composed of U.S. Treasury securities, Federal agency securities, state municipal securities (tax exempt), and mortgage-backed securities.

  The securities portfolio carries varying degrees of risk. Investments in U.S. Treasury and Federal agency securities have little or no credit risk. Mortgage-backed securities are substantially issues of Federal agencies. Obligations of states and political subdivisions are the areas of highest potential credit exposure in the portfolio. This risk is minimized through the purchase of high quality investments. When purchased, obligations of states and political subdivisions and corporate bonds must have a credit rating by Moody's or Standard & Poors of A or better. Substantially all of these investments were rated A or better at December 31, 1997. The risk of non-rated municipal bonds is minimized by limiting the amounts invested and by investing in local issues. Management believes the non-rated securities are of high quality. No securities of an individual issuer, excluding U.S. government and its agencies, exceeded 10% of the Corporation's shareholders' equity as of December 31, 1997. The Corporation does not use off-balance sheet derivative financial instruments as defined in SFAS No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments."

  Although total earning assets have increased over the past years, the security portfolio balances have remained relatively stable. Total securities were $67,292,000, $72,472,000 and $76,022,000 as of December 31, 1997, 1996,
and 1995, respectively.

  In the first half of 1997, the Corporation sold $23,228,375 in agency and mortgage-backed securities in an effort to supply suitable collateral for our largest governmental depositor. The Corporation was able to take advantage of the market at that time and to make the swap with a minimum of loss on the sale of the securities. This loss was recovered by an increase in the yield of the purchased securities. The Corporation invested the proceeds from this sale in U.S. Treasury obligations.

  There was very little change in the mix of investment securities from 1995 to 1996. The security balances decreased from $76,022,000 in 1995 to $72,472,000 in 1996. This reduction was the result of a strong loan demand and the need for additional loan funds.

  The Corporation, realizing the need to maintain flexibility in its investment accounts, transferred all of its investments into the Available-for-sale classification during the one-time transfer period in accordance with Financial Accounting Standards Board Special Report on Implementation of SFAS 115.

  U.S. Agencies increased approximately $451,000 between 1996 and 1995, while mortgage-backed U.S. Treasury securities decreased approximately $3,824,000 during this same period. The change in portfolio mix was due to the interest rate environment and the need to sell the small remainder portions of mortgage-backed securities. During this period of declining interest rates and increasing bond prices, the Corporation reduced the prepayment risk associated with holding mortgage-backed securities by rotating out of such securities and investing in U.S. Agency category securities with comparable yields and more predictable prepayment characteristics.

  As of December 31, 1997, the Corporation did not have any structured notes in its portfolio. As of December 31, 1996, and 1995, the security portfolio held structured notes totaling $3,459,000 and $5,576,000, respectively. The investment policy has specific guidelines describing the types and characteristics of acceptable structured notes for the Corporation's portfolio. All structured notes are U.S. Government Agency issues.

  Management's security strategy includes utilizing proceeds from the maturity or sale of short-term securities, adjustable rate instruments, and easily marketable securities to fund a portion of the continuing growth of the loan portfolio. Tax-free and intermediate taxable bonds are used to further enhance earnings. As of December 31, 1997, 100% of the total investment security portfolio was classified in the available-for-sale category, which allows flexibility in the asset/liability management function. As noted earlier, sell strategies are executed, on occasion, when the interest rate environment provides the opportunity to boost the overall portfolio performance.

  Although the change in equity due to market value fluctuations in the available-for-sale portfolio is not used in the Tier 1 capital calculation, the change which occurred in the unrealized gain/loss on securities between 1997 and 1996 was a result of the swing in the interest rate environment during that period, in conjunction with the change in the portfolio mix. Although there was a significant change in the unrealized gain/loss on securities between 1997 and 1996, management considers these changes to be temporary in nature.

LOANS

  The loan portfolio constitutes the major earning asset of the Corporation and offers the best alternative for maximizing interest spread above the cost of funds. The Corporation's loan personnel have the authority to extend credit under guidelines established and approved by the Board of Directors. Any aggregate credit which exceeds the authority of the loan officer is forwarded to the loan committee for approval. The loan committee is composed of various directors, including the Chairman. All aggregate credits which exceed the loan committee's lending authority are presented to the full Board of Directors for ultimate approval or denial. The loan committee not only acts as an approval body to ensure consistent application of the Corporation's loan policy but also provides valuable insight through communication and pooling of knowledge, judgment, and experience of its members.

  The Corporation's primary lending area generally includes East Central Mississippi, specifically Neshoba, Newton, Leake, Scott, Attala and Kemper Counties, and contiguous counties. The Corporation extends out-of-area credit only to borrowers who are considered to be low risk, and only on a very limited basis.

  In general, the loan growth experienced in 1997 was due to a continuation of the overall growth in the area that is served by the Corporation. The opening of the Silverstar Casino and Resort on the Choctaw Indian Reservation caused an increase in the number of businesses to serve the visitors drawn by the casino. The increase of jobs in the area also helped to tighten the housing market in the area and caused a large number of new houses to be built. This is evidenced by the fact that real estate mortgage loans grew by $3,203,000, or 6.29%, in 1997 and grew by $3,435,000, or 7.23%, in 1996.

  Commercial and agricultural loans also showed large growth during this period. These loans grew $9,601,000, or 11.84%, in 1997 and $14,308,000, or
21.43%, in 1996. This increase was not caused solely by the influence of the casino in the area, but was due in part to an increase in the number of chicken house loans made in this period.

  Commercial and agricultural loans are the largest segment of the loan portfolio and, by nature, bear a higher degree of risk. Management is aware of the increasing trend in this category and believes the lending practices, policies, and procedures surrounding this loan category are adequate to manage this risk.

  Table 9--Loans Outstanding reflects outstanding balances by loan type for the past five years. Additional loan information is presented in Note 4 to the consolidated financial statements.

                          TABLE 9--LOANS OUTSTANDING

                                                 AT DECEMBER 31,
                                   --------------------------------------------
                                     1997     1996     1995     1994     1993
                                   -------- -------- -------- -------- --------
Commercial and agricultural....... $ 90,690 $ 81,089 $ 66,781 $ 51,476 $ 46,363
Real estate--construction.........    4,533    5,826    6,174    3,006    1,957
Real estate--mortgage.............   54,119   50,916   47,481   39,825   34,777
Consumer..........................   47,466   44,015   38,482   31,102   27,210
                                   -------- -------- -------- -------- --------
  TOTAL LOANS..................... $196,808 $181,846 $158,918 $125,409 $110,307
                                   ======== ======== ======== ======== ========

  Table 10--Loan Liquidity and Sensitivity to Changes in Interest Rates reflects the maturity schedule or repricing frequency of all loans. Also indicated are fixed and variable rate loans maturing after one year for all loans.

                           TABLE 10--LOAN LIQUIDITY

                     LOAN MATURITIES AT DECEMBER 31, 1997

                                               1 YEAR
                                                 AND     1-5   OVER 5
                                                LESS    YEARS   YEARS   TOTAL
                                               ------- ------- ------- --------
All loans..................................... $77,877 $98,305 $20,626 $196,808
                                               ======= ======= ======= ========
SENSITIVITY TO CHANGES IN INTEREST RATES
  Fixed rates.................................          80,345  13,611
  Variable rates..............................          17,960   7,015
                                                       ------- -------
    TOTAL.....................................         $98,305 $20,626
                                                       ======= =======

DEPOSITS

  The Corporation offers a wide variety of deposit services to individual and commercial customers, such as noninterest-bearing and interest-bearing checking accounts, savings accounts, money market deposit accounts, and certificates of deposit. The deposit base provides the major funding source for earning assets. Total average deposits have shown steady growth over the past few years, increasing 1.72% and 10.11% in 1997 and 1996, respectively. The decrease shown in interest-bearing demand accounts and the increase in certificates of deposit in 1997 are the result of a change in deposit choices by customers and not as a result of any particular incentive. Time deposits continue to be the largest single source of the Corporation's deposit base.

  A five year schedule of deposits by type and maturities of time deposits greater than $100,000 is presented in Table 11--Deposit Information.

                         TABLE 11--DEPOSIT INFORMATION

                                   1997             1996             1995
                             ---------------- ---------------- ----------------
                             AVERAGE  AVERAGE AVERAGE  AVERAGE AVERAGE  AVERAGE
                             BALANCE   RATE   BALANCE   RATE   BALANCE   RATE
                             -------- ------- -------- ------- -------- -------
Noninterest-bearing.........   34,717           37,895           34,165
Interest-bearing demand.....   57,406  2.78%    68,036  2.64%    59,158  2.52%
Savings.....................   17,594  3.90%    16,681  3.90%    15,156  3.72%
Certificates of deposit.....  132,742  5.42%   115,746  5.19%   108,000  5.17%
                             --------  ----   --------  ----   --------  ----
                             $242,459  3.91%  $238,358  3.55%  $216,479  3.53%
                             ========  ====   ========  ====   ========  ====

                       MATURITY RANGES OF TIME DEPOSITS
               WITH BALANCES OF $100,000 OR MORE AT DECEMBER 31

                                                                          1997
                                                                         -------
      3 months or less.................................................. $19,463
      3 through 6 months................................................   7,985
      6 through 12 months...............................................  13,761
      over 12 months....................................................   4,397
                                                                         -------
                                                                         $45,606
                                                                         =======

  The Corporation in its normal course of business will acquire large certificates of deposit, generally from public entities for a variety of maturities. These funds are acquired on a bid basis and are considered to be part of the deposit base of the Corporation.

BORROWINGS

  Aside from the core deposit base and large denomination certificates of deposit mentioned above, the remaining funding sources include short-term and long-term borrowings. Short-term borrowings consist of federal funds purchased from other financial institutions on an overnight basis, short-term borrowings from the Federal Home Loan Bank of Dallas (FHLB), and U.S. Treasury demand notes for treasury, tax and loan (TT&L).

                        TABLE 12--SHORT-TERM BORROWINGS

                                                          AS OF DECEMBER 31
                                                         ----------------------
                                                          1997    1996    1995
                                                         ------  ------  ------
Year-end balance of federal funds purchased............. $    0  $8,800  $    0
Year-end balance of FHLB borrowings.....................      0       0       0
Year-end balance of treasury tax and loan note..........    700     438     329
                                                         ------  ------  ------
                                                         $  700  $9,238  $  329
                                                         ======  ======  ======
Average balance of short term borrowings................ $4,148  $4,114  $1,245
Weighted average rate of borrowings.....................   4.87%   5.34%   6.13%

  As of December 31, 1997, the Corporation's short-term borrowings consisted only of the treasury tax open-end note in the amount of $700,000. As of December 31, 1996, the Corporation had, in addition to the TT&L note in the amount of $438,000, federal funds purchased in the amount of $8,800,000. The Corporation foresees short-term borrowings to be a continued source of liquidity and will continue to use these borrowings as a method to fund short-term needs. The Corporation has the capacity to borrow up to $55 million from the FHLB and other financial institutions in the form of federal funds purchased and will use these borrowings if circumstances warrant such action. The statements in this paragraph relating to the future use of these borrowings are forward-looking statements which may or may not be accurate due to the impossibility of predicting future events.

  The Corporation currently does not have any long-term debt and has not had any since the last of its debentures matured on January 31, 1997 in the amount of $32,695. The maturity schedule of these debentures for the last year years is listed below.

                                                                MATURED YEAR-END
                                                                AMOUNT  BALANCE
                                                                ------- --------
      1997..................................................... $32,695 $     0
      1996.....................................................  32,695  32,695
      1995.....................................................  32,695  65,390

LIQUIDITY AND RATE SENSITIVITY

  Liquidity management is the process by which the Corporation ensures that adequate liquid funds are available to meet financial commitments on a timely basis. These commitments include honoring withdrawals by depositors, funding credit obligations to borrowers, servicing long-term obligations, making shareholder dividend payments, paying operating expenses, funding capital expenditures, and maintaining reserve requirements.

  Interest rate risk is the exposure to Corporation earnings and capital from changes in future interest rates. All financial institutions assume interest rate risk as an integral part of normal operations. Managing and measuring the interest rate risk is the process that ranges from reducing the exposure of the Corporation's interest margin regarding swings in interest rates to assuring that there are sufficient capital and liquidity to support future balance sheet growth.

  The asset/liability committee is responsible for managing liquidity issues and interest rate risk, among other matters. Various interest rate movements are factored into a simulation model to assist the asset/liability committee in assessing interest rate risk. The committee analyzes the results of the simulation model to formulate strategies to effectively manage the interest rate risk that may exist.

  The liquidity of the parent company is dependent on the receipt of dividends from the banking subsidiary. Certain restrictions exist regarding the transfer of funds from the subsidiary as explained in Item 1. Management expects that in the aggregate, the banking subsidiary will continue to have the ability to provide adequate funds to the parent company.

  The banking subsidiary's source of funding is predominantly core deposits consisting of both commercial and individual deposits, maturities of securities, repayments of loan principal and interest, and federal funds purchased, and long-term borrowing from the FHLB. The deposit base is diversified between individual and commercial accounts which helps avoid dependence on large concentrations of funds. The Corporation does not solicit certificates of deposit from brokers. The primary sources of liquidity on the asset side of the balance sheet are federal funds sold and securities classified as available-for-sale. All of the investment securities portfolio are classified in the available-for-sale category, and are available to be sold, should liquidity needs arise. Table 13--Funding Uses and Sources details the main components of cash flows for 1997 and 1996.

                      TABLE 13--FUNDING USES AND SOURCES

                                     1997                             1996
                         -------------------------------  -------------------------------
                                  INCREASE/(DECREASE)              INCREASE/(DECREASE)
                         AVERAGE  ----------------------  AVERAGE  ----------------------
                         BALANCE   AMOUNT      PERCENT    BALANCE   AMOUNT      PERCENT
                         -------- ----------  ----------  -------- ----------  ----------
FUNDING USES
  Loans................. $186,843 $   18,301      10.86%  $168,542 $   27,350      19.37%
  Taxable securities       63,333     (5,968)     -8.61%    69,301       (141)     -0.20%
  Tax-exempt securities     5,345       (671)    -11.15%     6,016        303       5.30%
  Federal Home Loan
   Bank.................    1,345        524      63.82%       821        129      18.64%
  Federal funds sold....    2,112     (3,600)    -63.03%     5,712     (1,603)    -21.91%
                         -------- ----------  ---------   -------- ----------  ---------
    TOTAL USES.......... $258,978 $    8,586       3.43%  $250,392 $   26,038      11.61%
                         ======== ==========  =========   ======== ==========  =========
FUNDING SOURCES
  Noninterest-bearing
   deposits............. $ 34,718 $   (3,176)     -8.38%  $ 37,894 $    3,681      10.76%
  Interest-bearing
   demand and savings
   deposits.............   75,000     (9,717)    -11.47%    84,717     10,429      14.04%
  Time Deposits.........  132,741     16,994      14.68%   115,747      7,769       7.19%
  Short-term
   borrowings...........    4,148        819      24.60%     3,329      2,085     167.60%
  Long-term debt........        3        (32)    -91.43%        35        (92)    -72.44%
                         -------- ----------  ---------   -------- ----------  ---------
    TOTAL SOURCES....... $246,610 $    4,888       2.02%  $241,722 $   23,872      10.96%
                         ======== ==========  =========   ======== ==========  =========

  Rate sensitivity gap is defined as the difference between the repricing of interest earning assets and the repricing of interest bearing liabilities within certain defined timeframes. The Corporation's interest rate sensitivity position is influenced by the distribution of interest earning assets and interest-bearing liabilities among the maturity categories. Table 14-- Liquidity and Interest Rate Sensitivity reflects interest earning assets and interest-bearing liabilities by maturity distribution. Product lines repricing in time periods predetermined by contractual agreements are included in the respective maturity categories.

    TABLE 14--LIQUIDITY AND INTEREST RATE SENSITIVITY AT DECEMBER 31, 1997

                                   1-90    91-365     1-5      OVER
                                   DAYS     DAYS     YEARS    5 YEARS   TOTAL
                                 --------  -------  --------  -------  --------
INTEREST EARNING ASSETS
  Loans........................  $ 57,168  $46,224  $ 81,060  $ 7,153  $191,605
  Investment securities........    12,131    4,783    44,304    4,563    65,781
  Federal Home Loan Bank
   stock.......................         0        0         0    1,511     1,511
  Federal funds sold ..........     5,500        0         0        0     5,500
                                 --------  -------  --------  -------  --------
    TOTAL INTEREST EARNING
     ASSETS....................  $ 74,799  $51,007  $125,364  $13,227  $264,397
                                 ========  =======  ========  =======  ========
INTEREST BEARING LIABILITIES
  Interest bearing demand
   deposits....................  $ 57,100  $     0  $      0  $     0  $ 57,100
  Savings deposits.............    17,188        0         0        0    17,188
  Time deposits................    59,360   75,992     4,013        0   139,365
  Short term borrowings........       700        0         0        0       700
                                 --------  -------  --------  -------  --------
    TOTAL INTEREST BEARING
     LIABILITIES...............  $134,348  $75,992  $  4,013  $     0  $214,353
                                 ========  =======  ========  =======  ========
Rate sensitive gap.............   (59,549) (24,985)  121,351   13,227    50,044
Rate sensitive cumulative gap..   (59,549) (84,534)   36,817   50,044
Cumulative gap as a percentage
 of total earning assets.......    -22.52%  -31.97%    13.92%   18.93%

  The purpose of the above table is to measure interest rate risk utilizing the repricing intervals of interest sensitive assets and liabilities. Rate sensitive gaps constantly change as funds are acquired and invested and as rates change. Rising interest rates are likely to increase net interest income in a positive gap position while falling interest rates are beneficial in a negative gap position.

  The above rate sensitivity analysis places interest-bearing demand and savings deposits in the shortest maturity category because these liabilities do not have defined maturities. If these deposits were placed in a maturity distribution representative of the Corporation's deposit base history, the shortfall of the negative rate sensitive gap position would be reduced in the 1-to-90 day timeframe.

  The Corporation's large negative cumulative gap position in the one year time period as of December 31, 1997 was mainly due to: (1) the interest-bearing and savings deposits being classified in the 1-90 day category; (2) approximately 97% of certificates of deposit maturing the next twelve months; and (3) a significant portion of the Corporation's loans maturing after one year. A decline in the interest rate environment would enhance earnings, while an increase in interest rates would have the opposite effect on corporate earnings. The effect would be mitigated by the fact that interest-bearing demand and savings deposits may not be immediately affected by changes in general interest rates.

CAPITAL ADEQUACY

  The Corporation and Bank are subject to various regulatory capital guidelines as required by federal and state banking agencies. These guidelines define the various components of core capital and assign risk weights to various categories of assets.

  Tier 1 capital consists of shareholders' equity less goodwill, core deposit intangible, and the unrealized gain or loss on securities available-for-sale, as defined by bank regulators. The definition of Tier 2 capital includes the amount of allowance for loan losses which does not exceed 1.25% of gross risk-weighted assets. Total capital is the sum of Tier 1 and Tier 2 capital.

  The minimum requirements under the capital guidelines are a 4.00% leverage ratio (Tier 1 capital dividend by average assets less intangible assets and unrealized gains/losses), a 4.00% Tier 1 risk-based capital ratio (Tier 1 capital divided by risk-weighted assets), and a 8.00% total capital ratio (Tier 1 capital plus Tier 2 capital dividend by risk-weighted assets).

  The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires federal regulatory agencies to define capital tiers. These are: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Under these regulations, a "well-capitalized" institution must achieve a Tier 1 risk-based capital ratio of at least 6.00%, and a total capital ratio of at least 10.00%, and a leverage ratio of at least 5.00% and not be under a capital directive order. Failure to meet capital requirements can initiate regulatory action that could have a direct material effect on the Corporation's financial statements. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions, asset growth, and expansion is limited, in addition to the institution being required to submit a capital restoration plan.

  Management believes the Corporation and the Bank meet all the capital requirements as of December 31, 1997, as noted below in Table 15--Capital Ratios, and is well-capitalized under the guidelines established by the banking regulators. To be well-capitalized, the Corporation and Bank must maintain the prompt corrective action capital guidelines described above.

  Exclusive of the effect of the unrealized gains/losses on securities component, which is driven by the interest rate environment, the Corporation's shareholders' equity increased $3,928,000, or 14.72% in 1997. The Corporation increased the amount of dividends paid to $562,000 in 1997 compared to $496,000 in 1996, an increase of $66,000 or 13.31%. The higher dividend payout, in addition to the stock dividend declared in 1996, represent management's effort to increase the value and return of each shareholder's investment in the Corporation.

  At December 31, 1997, management was not aware of any current recommendations by banking regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material effect on the Corporation's consolidated liquidity, capital resources or operations.

                           TABLE 15--CAPITAL RATIOS

                                                             AT DECEMBER 31
                                                            ------------------
                                                              1997      1996
                                                            --------  --------
Tier 1 capital
  Tier 1 capital Shareholders' equity...................... $ 31,221  $ 26,758
  Less: Intangibles........................................     (784)     (851)
  Add/less: Unrealized loss/(gain).........................     (613)      (78)
  Add: Minority interest in equity accounts of
   unconsolidated subsidiaries.............................    1,106       944
                                                            --------  --------
  TOTAL TIER 1 CAPITAL..................................... $ 30,930  $ 26,773
                                                            ========  ========
Total capital
  Tier 1 capital...........................................   30,930    26,773
  Allowable allowance for loan losses......................    2,356     2,205
                                                            --------  --------
  TOTAL CAPITAL............................................ $ 33,286  $ 28,978
                                                            ========  ========
RISK WEIGHTED ASSETS....................................... $188,098  $176,077
                                                            ========  ========
AVERAGE ASSETS (FOURTH QUARTER)............................ $283,195  $271,087
                                                            ========  ========
RISK BASED RATIOS
  TIER 1...................................................    16.44%    15.21%
                                                            ========  ========
  TOTAL CAPITAL............................................    17.70%    16.46%
                                                            ========  ========
LEVERAGE RATIOS............................................    10.92%     9.88%
                                                            ========  ========

PENDING CHARGES

  Statement of Financial Accounting Standards No. 125 (SFAS 125), "Accounting for Transfers and Servicing Financial Assets and Extinguishments of Liabilities," has been issued and will apply to some transactions in 1997 and others in 1998. SFAS 125 establishes standards for determining the circumstances under which transfers of financial assets should be considered sales or as secured borrowing and when a liability should be considered extinguished, and addresses the accounting requirements for servicing financial assets, including mortgage servicing rights. The Corporation does not expect SFAS 125 to have a material impact on the consolidated financial statements in 1997; however, the Statement will be followed in the future should the Corporation begin to originate mortgage servicing rights.

INFLATION

  For a financial institution, effects of price changes and inflation vary considerably from an industrial organization. Changes in the prices of goods and services are the primary determinant of the industrial company's profit, whereas changes in interest rates have a major impact on a financial institution's profitability. Inflation affects the growth of total assets, but it is difficult to assess its impact because neither the timing nor the magnitude of the changes in the consumer price index directly coincide with changes in interest rates.

  During periods of high inflation there are normally corresponding increases in the money supply. During such times financial institutions often experience above average growth in loans and deposits. Also, general increases in the price of goods and services will result in increased operation expenses. Over the past few years the rate of inflation has been relatively low, and its impact on the growth in the balance sheets and increased levels of income and expense has been nominal.

ITEM 3. PROPERTIES

  The Corporation through the Bank, currently operates from its main office in downtown Philadelphia, from 12 additional branches in Neshoba, Newton, Leake, Scott, Attala, and Kemper counties and from its loan production office in Lauderdale county, all located in Mississippi. Information about these branches is set forth in the table below:

                                                                     BANKING
                                                                    FUNCTIONS
          NAME OF OFFICE             LOCATION/TELEPHONE NUMBER       OFFERED
          --------------            ---------------------------- ---------------
Main Office........................ 521 Main Street              Loans
                                    Philadelphia, MS             Trust
                                    (601) 656-4692
Eastside Branch.................... 585 East Main Street         Drive-up
                                    Philadelphia, MS
                                    (601) 656-4976
Westside Branch.................... 912 West Beacon Street       Loans
                                    Philadelphia, MS             24 Hour Teller
                                    (601) 656-4978
Northside Branch................... 720 Pecan Avenue             24 Hour Teller
                                    Philadelphia, MS
                                    (601) 656-4977
Pearl River Branch................. Choctaw Shopping Center      Drive-up
                                    Philadelphia, MS
                                    (601) 656-4971
Union Branch....................... Corner of Horne & Bank       Loans
                                    Philadelphia, MS
                                    (601) 774-9231
Carthage Main Office............... 219 West Main Street         Loans
                                    Carthage, MS
                                    (601) 267-4525
Crossroads Branch.................. Intersection of Hwys 35 & 16 Drive-up
                                    Carthage, MS
                                    (601) 267-4525
Madden Branch...................... Highway 488                  Deposits
                                    Madden, MS
                                    (601) 267-7366
Sebastopol Branch.................. Main Street                  Loans
                                    Sebastopol, MS
                                    (601) 625-7447
DeKalb Branch...................... Corner of Main & Bell        Loans
                                    DeKalb, MS
                                    (601) 743-2115
Kosciusko Branch................... 775 North Jackson Avenue     Loans
                                    Kosciusko, MS                24-hour Teller
                                    (601) 289-4356
Scooba Branch...................... 1048 Johnston Street         Loans
                                    Scooba, MS
                                    (601) 476-8431
Meridian Office.................... 1821 Hwy 39 North            Loan Production
                                    Meridian, MS
                                    (601) 693-8367

  The Bank owns its main office and all its branch offices, except for the Pearl River Branch, which is leased from the Mississippi Band of Choctaw Indians and its Loan Production office in Meridian. The main office facility, originally occupied in 1966, is used solely by the Corporation and the Bank. This facility contains approximately 20,000 square feet and houses the executive offices and all operations functions. The other branches range in size from nearly 4,000 square feet to 619 square feet.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  (a) Principal Holders of Common Shares

  At November 18, 1998, the Corporation had three shareholders that were the beneficial owner of more than 5% of the common shares of the Corporation (the "Common Shares") and are listed below:

    The Molpus Company
    Philadelphia, MS 39350
    50,505 shares or 7.63%

    Herbert A. King
    Starkville, MS
    47,803 shares or 7.22%

    George R. Mars
    Philadelphia, MS
    38,842 shares or 5.8%

  (b) Security Ownership of Management

  The following table sets forth the number and percentage of Common Shares beneficially owned by each Director of the Corporation and the Bank and by all the Corporation's and the Bank's Directors and executive officer as a group at November 18, 1998. Unless indicated otherwise in a footnote, the Directors and executive officer possess sole voting and investment power with respect to all shares shown.

                                                           COMMON SHARES
                                                           BENEFICIALLY
                                                             OWNED AT    PERCENT
                                                           NOVEMBER 18,    OF
                    NAME OF BENEFICIAL OWNER                   1998       CLASS
                    ------------------------               ------------- -------
      M. G. Bond..........................................      6,617      1.00%
      Karl Brantley.......................................      2,032       .31
      W. W. Dungan........................................     28,028(1)   4.24
      Don Fulton..........................................      1,050       .16
      Andy King...........................................     10,071(2)   1.52
      Herbert A. King.....................................     47,803(3)   7.22
      George R. Mars......................................     38,842(4)   5.87
      William M. Mars.....................................      2,447(5)    .37
      David P. Webb.......................................      2,815       .43
      J. Steve Webb.......................................     18,061(6)   2.73
                                                              -------     -----
      All Directors as a group (10 persons)...............    157,766(7)  23.84

--------
(1) Includes 18,900 shares owned by Mr. Dungan's spouse.
(2) Includes 178 shares owned by Mr. King's spouse and 292 shares owned by his children.
(3) Includes 1,455 shares owned jointly by Mr. King's spouse, 8,584 owned by his children; also includes 29,452 shares held in trust for his children.
(4) Includes 4,000 shares owned by Mr. Mars' spouse and 4,000 owned by his child; also includes 9,149 shares owned by Mr. Mars' mother that he has authority to vote.
(5) Includes 657 shares owned by Mr. Mars' spouse.
(6) Includes 34 shares owned by Mr. Webb's spouse and 18,000 shares held in a limited partnership of which Mr. Webb is the managing general partner and has the power to vote the stock in such capacity.
(7) Includes 1,455 shares owned jointly with or of record by others with Directors and Executive Officers; also includes 47,452 in various entities controlled by Directors and 9,149 controlled by Power of Attorney.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth information concerning the Directors and executive officers of the Corporation and Bank. Unless otherwise indicated in a footnote, each person has held the same or a comparable position with his present employer for the last five years. The Directors and Officers of both the Corporation and the Bank are all elected for terms of one year. The Board has, by resolution, designated Steve Webb, Chairman, President and Chief Executive Officer as the sole executive officer of the Corporation and the Bank.

                         POSITIONS CURRENTLY     DIRECTOR OR
                            HELD WITH THE         EXECUTIVE        OTHER PRINCIPAL
     NAME AND AGE        CORPORATION AND BANK   OFFICER SINCE        OCCUPATION
     ------------        --------------------   -------------      ---------------
 M. G. Bond, 66....... Director of the              1986      Retired, Mississippi
                        Corporation and the                    State Senator
                        Bank
 Karl Brantley, 62.... Director of the              1992      Plant Manager, U.S.
                        Corporation and the                    Electrical Motors,
                        Bank                                   Philadelphia
 W. W. Dungan, 65..... Director of the              1981(1)   Partner, McDaniel Timber
                        Corporation and the                    Company
                        Bank
 Don Fulton, 52....... Director of the              1994      President and General
                        Corporation and the                    Manager, Nemanco, Inc.
                        Bank
 Andy King, 44........ Director of the              1997      Proprietor, Philadelphia
                        Corporation and the                    Motor Company
                        Bank
 Herbert A. King, 46.. Director of the              1997      Engineer, King
                        Corporation and the                    Engineering, Inc.
                        Bank
 George R. Mars, 59... Director of the              1977(1)   Retired Proprietor, Mars
                        Corporation and the                    Department Store
                        Bank
 William M. Mars, 61.. Director of the              1977(1)   Attorney, Mars, Mars and
                        Corporation and the                    Mars Attorneys
                        Bank
 David P. Webb, 39.... Director of the              1998      Attorney, Phelps Dunbar
                        Corporation and the
                        Bank
 Joe Steve Webb, 66... Director, Chairman, and      1970(1)   Chairman, President and
                        the President and CEO                  CEO of Corporation and
                        of Corporation and the                 the Bank
                        Bank

--------
(1) Year that Director was elected to the Board of The Citizens Bank of Philadelphia. These Directors were elected to the Board of Citizens Holding Company at the time it was formed in 1982.

ITEM 6. EXECUTIVE COMPENSATION

  The following table sets forth information regarding compensation paid for the fiscal years indicated to the Corporation's and Bank's Chief Executive Officer based on salary and bonus earned during fiscal 1997. Officers of the Corporation receive their salary from the Bank.

                          SUMMARY COMPENSATION TABLE

                              ANNUAL COMPENSATION

                                                                   ALL OTHER
NAME AND PRINCIPAL POSITION                 YEAR  SALARY   BONUS  COMPENSATION
---------------------------                 ---- -------- ------- ------------
J. Steve Webb, Chairman.................... 1997 $125,000 $25,000   $23,640(1)
  President and CEO of the                  1996 $115,062 $20,000          (2)
   Corporation and the Bank                 1995 $108,200 $15,000          (2)

--------
(1) Represents matching contributions of $12,264 under The Citizens Bank Profit Sharing and Savings Plan (the 401-k plan), Directors fees in the amount of $10,275, and includes the value of the use of a company automobile in the amount of $1,101.
(2)  Information for previous years not required to be disclosed.

DIRECTOR COMPENSATION

  During 1998, all Directors of the Corporation received $725 per month regardless of attendance at meetings or committee participation. In addition to this, all Directors receive $125 for attending the monthly meetings. Those Directors that serve on the Loan Committee receive an additional $50 per month.

  Eight of the current Directors and one retired Director participate in a Deferred Compensation Plan that was established in June 1986. The Plan provides that a Director may defer a portion of his monthly fees for ten years in return for a benefit to be paid when they attain the retirement age of 70. After the ten year deferral period, the Director resumes receiving his full fee. The deferral amount is increased each year by a percentage of the Moody's Average Corporate Bond Rate for the month of October each year. Four of the Directors (S. Webb, Dungan, G. Mars and Bond) receive a rate of 130% of the Moody's rate and four (A. King, H. King, Brantley and Fulton) receive a rate of 100% of the Moody's rate. Due to his age at the time of acceptance into the Plan, one Director's benefits are defined and are not subject to the increases in the Moody's rate. The Moody's Average Corporate Bond Rate for October 1998 was 6.77%. To fund the Plan, the Corporation purchased individual life insurance policies for each of the participants.

PENSION PLAN

  The Corporation maintains a 401-k plan, The Citizens Bank Profit Sharing and Savings Plan and Trust (the "401-k plan"). All Employees who have attained the age of 21 and completed one year of service are eligible to participate in the 401-k plan. The Corporation matches employee deferrals up to 6% of total compensation (including any overtime and bonuses) and a discretionary contribution to each participant is made regardless of deferral. This contribution for 1998 was 2.7% of total compensation. The 401-k plan recognizes a participant to be fully vested after five years in which the employee has at least 1,000 hours of service.

PROPOSED ACTIONS

  The Company desires to enhance shareholder value and provide long-term incentives to directors, senior executives and other of its key employees by providing such directors, executives and employees the opportunity to participate in stock-based incentive compensation programs. To this end, the Directors have undertaken a significant review of the options available to them. As a result of that review and after much discussion, the Directors plan to introduce the following topics to the Shareholders for vote and approval at the next annual meeting of the Shareholders, scheduled for April 13, 1999:

 Adoption of Directors' Stock Compensation Plan

  The Company will recommend that the Shareholders consider and approve adoption of the Citizens Holding Company Directors' Stock Compensation Plan (the "Directors' Plan"), to be effective as of January 1, 1999, providing for the grant of shares of $0.20 par value voting common stock issued by this Company (the "Common Stock"), subject to usual and customary terms and conditions. To provide for utilization of the Directors' Plan, 70,000 shares of Common Stock, (determined immediately after the five-for-one (5:1) stock split approved by this Board of Directors effective as of January 1, 1999) will be made available for grant under the Directors' Plan. Such shares will be authorized but unissued shares, treasury shares or shares acquired on the open market, as the same may be adjusted for stock splits, dividends or other adjustments in the capitalization of this Company. See, "Description of Registered Securities to be Issued, Stock Split," herein.

  The Board of Directors will administer the Directors' Plan.

 Adoption of Employees' Long-Term Incentive Plan

  The Board of Directors will recommend that the Shareholders consider and approve adoption of the Citizens Holding Company Employees' Long-Term Incentive Plan (the "Employees' Plan"). The Employees Plan is intended to provide for the grant of shares of Common Stock in the form of stock options and restricted stock, in accordance with usual and customary terms and conditions. To that end, seven percent (7%) of the issued and outstanding Common Stock, as the same may be determined from time to time, shall be available for grant under the Employees Plan, which shares shall be authorized but unissued shares, treasury shares or shares acquired on the open market.

  The Board of Directors will administer the Employees' Plan.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  The Corporation has had, and expects to have in the future, banking transactions in the ordinary course of its business with Directors, officers and their associates. These transactions have been on substantially the same terms, including interest rates, collateral, and repayment terms on extensions of credit, as those prevailing at the same time for comparable transactions with others and did not involve more than the normal risk of collectibility or present other unfavorable features.

  In the past several years, the Corporation has employed the legal services of Phelps Dunbar, L.L.P., of which Mr. David Webb, a current Director of the Corporation and Bank, is a partner. Phelps Dunbar has represented the Corporation in various legal areas, including tax audits, pension plan administration, civil lawsuit defense, and general corporate law. The Corporation expects that the firm will continue to represent the Corporation in similar matters in the future.

ITEM 8. LEGAL PROCEEDINGS

  There are no material pending legal proceedings, other than routine litigation incidental to their business, to which the Corporation or the Bank is a party or which any of its property is subject.

  None.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET PRICE

  The Common Shares of the Corporation are fairly closely held and are not traded on a regular basis. According to the best of the knowledge of the corporate management, there have been only 30 sales transactions in Common Shares since 11/96, at prices ranging from $35 to $60 per share. The most recent trade known to management of the Corporation occurred 8/28/98 at a price of $47 per share. Management has not verified the accuracy of the prices that have been reported. Because of the lack of active trading of the Common Shares, these prices do not necessarily reflect the prices at which the Common Shares would trade in an active market.

  The Common Shares are currently held of record by approximately 485 shareholders.

DIVIDENDS

  The Corporation paid cash dividends totaling $.75 per share in 1996 and $.85 per share in 1997. The Corporation declares dividends on a semi-annual basis in June and December with payment following at the end of that month.

  Funds for the payment by the Corporation of cash dividends are obtained from dividends received by the Corporation from the Bank. Accordingly, the declaration and payment of dividends by the Corporation depend upon the Bank's earnings and financial condition, general economic conditions, compliance with regulatory requirements, and other factors.

  There are no restrictions on the payment of dividends and other distributions by a Mississippi corporation. However, there are restrictions on the amount of dividends that can be paid by a bank under Mississippi law. As a general rule, a bank may declare a dividend in an amount deemed expedient by the board of directors of the bank. Any such dividend, however, may not (1) impair the capital stock of the bank, (2) be in amount greater than the remainder of undivided profits then on hand after deducting losses, bad debts, depreciation, all other expenses, and the proper transfer to earned surplus, if applicable, (3) constitute a withdrawal of any portion of the capital stock of the bank. In addition, the bank must obtain the prior approval of the Mississippi Department of Banking and Consumer Finance for the payment of any dividend.

  Additionally, under FDICIA, a bank may not make any capital distribution, including payment of dividends, if after making such distribution the bank would be in any of the "under-capitalized" categories under the FDIC's prompt Corrective Action regulations.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

  None.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

  The following summary of the terms of the capital shares of the Corporation does not purport to be complete and is qualified in its entirety by reference to the Corporation's Articles of Incorporation and Bylaws, which are filed as Exhibits to this Form 10.

AUTHORIZED BUT UNISSUED SHARES

  The Corporation's Amended Articles of Incorporation authorize the issuance of 750,000 Common Shares, $1.00 par value, of which 670,750 shares were issued and 670,750 were outstanding at December 10, 1998. The Board of Directors, at a meeting held on October 27, 1998, authorized a five-to-one (5:1) stock split to be effective January 1, 1999. Therefore, effective January 1, 1999, 3,750,000 Common Shares will be authorized $.20 par value, of which 3,353,750 Common Shares will be issued and 3,353,750 Common Shares outstanding.

  The remaining authorized but unissued Common Shares may be issued upon authorization of the Board of Directors without prior shareholder approval. If additional shares of the Corporation are issued, the shareholders are not entitled to subscribe for such additional shares in proportion to the number of Common Shares owned by them prior to such issuance. Accordingly, the shareholders of the Corporation could have their percentage ownership interest in the Corporation diluted if these shares are issued in the future.

STOCK-SPLIT

  At a meeting of the Board of Directors, held on October 27, 1998, the Board unanimously voted to cause a 5-to-1 split of the Common Shares of the Corporation. This split was approved by all necessary parties on October 27, 1998 with a future effective date of January 1, 1999. As of December 10, 1998, 670,750 Common Shares are issued and 670,750 Common Shares are outstanding. Effective January 1, 1999, 3,750,000 Common Shares will be authorized $.20 par value, of which 3,353,750 Common Shares will be issued and 3,353,750 Common Shares outstanding.

COMMON SHARES

 Voting rights

  Except for (a) supermajority votes required to approve certain business combinations and certain other proposed matters to be discussed below and (b) certain corporate actions that must be approved by a majority of the outstanding votes of the relevant voting group under the Mississippi Business Corporation Act, the affirmative vote of the holders of the majority of the votes cast at a meeting at which a quorum is present is sufficient to approve matters submitted for shareholder approval, except that Directors are elected by a plurality of the votes cast.

 Dividend Rights

  The holders of Common Shares are entitled to receive dividends as and when declared by the Board of Directors from funds legally available for their payment. A dividend may be paid by the Corporation only if, after paying such dividend, (a) the Corporation would be able to pay its debts as they become due in the usual course of business, and (b) the Corporation's total assets would not be less than the sum of its total liabilities. Furthermore, because funds for the payment of the dividends by the Corporation must come primarily from the earnings of the Bank, restrictions on the amount of dividends that the Bank may pay also restrict the amount of funds available for payment of dividends by the Corporation. See Item 1. DESCRIPTIONS OF BUSINESS-- "Regulation and Supervision," and Item 9, MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS--"Dividends."

 Liquidation

  Upon any liquidation, dissolution, or winding up of the affairs of the Corporation, the holders of Common Shares are entitled to share ratably in the assets legally available for distribution to the Common Shareholders.

 Other Matters

  Holders of the Common Shares do not have preemptive rights with respect to the issuance of any securities of the Corporation. There are no sinking fund provisions applicable to the Common Shares. All outstanding Common Shares are, when issued, fully paid and nonassessable. Such shares are not redeemable at the option of the Corporation or holders thereof.

  The Corporation presently serves as the registrar and transfer agent of the Corporation's Common Shares.

 Proposed Provisions for Inclusion in the Corporation's Articles and Bylaws

  The Board of Directors has approved and will recommend for approval by the Shareholders at the next annual meeting, scheduled for April 13, 1999, that the Corporation's Articles of Incorporation and Bylaws be amended to include certain provisions. Even though these provisions are sometimes referred to as "anti-takeover," the real intent of these provisions is to prevent an unfriendly suitor from using coercive tactics which can force shareholders to sell at an amount below fair value. The provisions are intended to require the suitor to negotiate with the Board of Directors, a result which the Board believes enhances shareholder value. These provisions may also have the effect of making the removal of current management more difficult. The nature of those amendments, as to be proposed, will be described below.

 Staggered Board of Directors; Filling Vacancies on the Board of Directors

  Currently the Corporation's Bylaws provide that all of the members of the Board of Directors are elected annually at the shareholders' meeting. The proposal contains recommendations that the shareholders consider for approval an amendment to the Articles of Incorporation and Bylaws providing for a staggered Board of Directors. Under a staggered Board of Directors, the Board of Directors would be divided into three classes of directors serving staggered three-year terms.

  Currently the Corporation's Bylaws and the Mississippi Business Corporation Act provide that a vacancy on the Board of Directors, including a vacancy created by an increase in the number of directors, may be filled by the shareholders at an annual meeting or at a special meeting called for that purpose, and that the newly elected director(s) shall serve until the expiration of the term of the predecessor director.

  Under the proposed Amendment to the Articles of Incorporation, and amended and restated provisions of the Bylaws, a vacancy on the Board of Directors, including a vacancy created by an increase in the number of directors, can be filled only at the annual shareholder meeting succeeding the creation of the vacancy. In addition, such provision provides that any director elected to the Board of Directors to replace another director will hold office for the unexpired term of the director he replaced. The proposed provision would give the holders of 75% of the voting power of the Corporation's voting stock, voting together as a single class, the power to remove directors, but only the shareholders voting at the next annual meeting of shareholders would have the power to fill the vacancies created by such removal.

 Adoption of the Mississippi Controlled Share Act

  In 1990, Mississippi adopted the Mississippi Controlled Share Act in response to perceived abuses related to tender offers and other transactions that result in a change of control of a corporation. The effect of adopting the Mississippi Controlled Share Act is to deprive a person acquiring "controlled shares" in an issuing public corporation from voting such shares unless approved by the holders of a majority of the shares that are not "interested shares." Basically, the term "controlled shares" is defined as the shares that when added to the shares already held, either alone or as part of a group, would enable the acquiror to have either (a) one-fifth or more but less than one-third of the voting power; (b) one-third or more but less than a majority voting power; or (c) a majority or more of all voting power. In the event of a controlled share acquisition (the direct or indirect acquisition of ownership of voting power over controlled shares), the acquiring person is required to file an acquiring person's statement with the company setting forth the number of shares acquired and certain other specified information. The company would then be required to call a special shareholders meeting for the purpose of considering the voting rights to be afforded the shares acquired or to be acquired in the controlled shares acquisition. At the meeting, the voting rights to be afforded the controlled shares are to be voted on by the voting shares other than the "interested shares," defined to include the shares owned by the acquiring person or group, the officers of the company, and any director of the corporation who is an employee of the company. Unless approved by the vote of a majority of the shares other than the interested shares, the controlled shares are afforded no voting rights.

 Shareholders Rights Agreement

  The Shareholder Rights Agreement provides for the issuance of rights to purchase additional shares of the Common Stock ("Rights") and contains provisions that are designed to protect shareholders in the event of an unsolicited attempt to acquire the Corporation. The implementation of the Shareholder Rights Agreement increases the Board of Directors' ability to represent effectively the interests of shareholders of the Corporation in the event of an unsolicited acquisition proposal by enabling it, among other things, to assure the various constituencies of the Corporation (i.e., its creditors, customers, employees, etc.) that the Corporation's stability can be maintained in a takeover environment. In addition, the Shareholder Rights Agreement will give the Board of Directors more time and the opportunity to evaluate an offer and exercise its good faith business judgment to take appropriate steps to protect and advance shareholder interests by negotiating with the bidder, auctioning the Corporation, implementing a recapitalization or restructuring design as an alternative to the offer, or taking other action.

  The Rights are not intended to prevent a takeover of the Corporation and will not preclude a successful cash tender offer for all of the outstanding shares of Common Stock coupled with a requirement for the tender of Rights formerly attached to such shares. However, the Shareholder Rights Agreement should discourage most efforts to acquire the Corporation (short of such an all inclusive tender offer) in a manner or on terms not approved by the Board of Directors. The Rights may be redeemed by the Corporation at a redemption price of $.001 per Right, and thus they should not interfere with any merger or other business combination approved by the Board of Directors nor affect any prospective offeror willing to negotiate in good faith with the Board of Directors.

  Distribution of the Rights will not in any way alter the financial strength of the Corporation or interfere with its business plans. The distribution of the Rights is not dilutive, does not effect reported earnings per share, is not taxable either to the recipient or to the Corporation, and will not change the way in which shareholders can currently trade shares of the Corporation's common stock. However, under certain circumstances, more specifically described below, exercise of the Rights may be dilutive or affect reported earnings per share. Set forth below is a summary of specific provisions of the Shareholders Rights Agreement.

    Dividend Declaration; Purchase Price. The Board of Directors of the Corporation will declare a dividend distribution of one purchase right (a "Right") for each outstanding share of Common Stock, $.20 par value (the "Common Stock"), of the Corporation. The distribution will be payable on a future record date (the "Rights Record Date") to the shareholders of record on that date and a Right will be included with each new share of Common Stock issued after that date. Each Right will entitle the registered holder to purchase from the Corporation one share of Common Stock of the Corporation at a price of $150.00 per share (the "Purchase Price"), subject to adjustment in specified circumstances.

    Common Stock Certificates Evidencing Rights. Initially, the Rights are not exercisable, and only become exercisable upon the occurrence of a Distribution Date, as described below. Certificates for the Rights will not be sent to shareholders, and the Rights will attach to and trade only together with the Common Stock until the Distribution Date. Accordingly, Common Stock certificates outstanding on the Rights Record Date evidence the Rights related thereto, and Common Stock certificates issued after the Rights Record Date will contain a notation incorporating the Rights Agreement by reference.

    Distribution Date. The Rights will separate from the Common Stock ("Distribution Date") upon the earlier of (i) ten business days following a public announcement (the "Share Acquisition Date") that a person or group of affiliated or associated persons (an "Acquiring Person"), other than the Corporation or certain other exempt persons, has acquired or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Stock of the Corporation, or (ii) ten business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer by any person or group of affiliated or associated persons, (after the acquisition of 20% or more that person also being an "Acquiring Person") other than the Corporation or certain other exempt persons, the consummation of which would result in the beneficial ownership by a person or group of affiliated or associated persons of 20% or more of such outstanding Common Stock.

    Issuance of Right Certificates; Expiration of Rights. If the Distribution Date occurs, then as soon as practical following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights from and after the Distribution Date. The Rights will expire ten (10) years from the date they are declared (the "Expiration Date"), unless earlier redeemed by the Corporation as described below.

    Right to Buy Corporation Common Stock at Half Price. Unless the Rights are earlier redeemed, in the event that a person (other than an exempt person) becomes the beneficial owner of 20% or more of the Corporation's Common Stock then outstanding, then proper provision will be made so that each holder of a Right (other than Rights that were beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Common Stock having a value equal to two times the Purchase Price. In other words, a stockholder who owned one right to buy a share of stock at $150 per share would have the right to buy $300 worth of stock (valued at the public market price at that time) for a purchase of $150.

    Right to Buy Acquiring Corporation Stock at Half Price. Similarly, unless the Rights are earlier redeemed, in the event that, after there is an Acquiring Person, (i) the Corporation were to be acquired in a merger or other business combination transaction in which the Corporation was not the surviving corporation or in which the Corporation's outstanding Common Stock were changed or exchanged for stock or assets of another person or
  (ii) fifty percent (50%) or more of the Corporation's consolidated assets or earning power were to be sold (other than transactions in the ordinary course of business), proper provision will be made so that each holder of a Right (other than Rights that were beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price.

    Redemption. At any time on or prior to the close of business on the earlier of (i) the Expiration Date, or (ii) the occurrence of an event whereby the Rights are exercisable for Common Stock of the Corporation (or of the Acquiring Corporation, as the case may be), the Corporation may redeem the Rights in whole, but not in part, at a price of $.001 per Right ("Redemption Price"). Immediately upon the action of the Board of Directors authorizing redemption of the rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

    No Shareholders' Rights Prior to Exercise. Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Corporation (other than rights resulting from such holder's ownership of Common Stock), including, without limitation, the right to vote or to receive dividends.

 Increase Shareholder Vote for Amendment or Repeal of Proposed Amendments

  Under the Mississippi Business Corporation Act, amendments to a corporation's Articles of Incorporation require the approval of shareholders, which is ordinarily given if the number of votes cast in favor exceed the number of votes cast against. Under the provisions stated above, the concurrence of the holders of at least 75% of the voting power of the Corporation's voting stock would be required for the amendment or repeal of, or the adoption of any provisions inconsistent with, any of the above provisions. The requirement of an increased shareholder vote for amendment of the provisions is designed to prevent a shareholder with a majority of the Corporation's stock from avoiding the requirements of such provisions by simply amending all the provisions again.

 Increase in Authorized Shares

  After taking into account the stock split, the Corporation will have authorized shares of 3,750,000 with 3,353,750,000 shares issued and outstanding. In order for the Shareholders' Rights Agreement to be effective, it will be necessary for the Corporation to increase its authorized shares to allow the Corporation to issue additional shares, if required, under the Agreement. The proposed amendments would increase the authorized shares to 15,000,000 shares at .20c par value per share. This increase is intended to provide the Corporation sufficient shares to utilize in the event the Shareholders Rights Agreement is triggered and also to utilize in potential future acquisitions of other financial institutions.

 Potential Disadvantages to Shareholders

  Although the purpose of these provisions is to ensure fair treatment of shareholders in the event of certain mergers, tender offers, or other attempts to acquire control of the Corporation (a "takeover"), the provisions regarding business combinations (as well as the provisions providing for the division of the Board of Directors into classes of Directors serving staggered terms) may have certain adverse effects in that they may make more difficult the accomplishment of certain takeovers at prices or on terms that some shareholders may consider beneficial, impede the assumption of control by principal shareholders in some cases, or make more difficult the removal of current management even if favorable by a majority of the shareholders.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Reference is made to Article VI of the Corporation's Bylaws filed as an exhibit to this Form 10, which contains certain indemnification provisions pursuant to authority contained in the Mississippi Business Corporation Act.

  In addition, the Corporation also maintains insurance coverage for the benefit of Directors and officers with respect to many types of claims that may be made against them, some of which claims are in addition to those described in Article VI of the Bylaws.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

  See Attached.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

  There has been no change in accountants of the Corporation or the Bank during the 24-month period prior to December 10, 1998, or subsequently. The Corporation's current accountant, A. T. Williams, CPA ("Williams"), has indicated that once the Corporation is registered with the Securities Exchange Commission he will no longer be able to handle the Corporation's accounting matters. Williams' reports on the financial statements of the Corporation for the years ending December 31, 1996 and December 31, 1997 did not contain any adverse opinions or disclaimers of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. Moreover, there were no disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure between Williams and the Corporation during the 1996 and 1997 calendar years, or during any subsequent interim period during 1998.

  The Board of Directors has requested and is currently reviewing proposals from several accounting firms and anticipates employing a new accounting firm for the Corporation in the next 30-45 days.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

  (a)Financial Statements filed as part of this Form 10

     The following are included in Item 13 of this Form 10:

  Consolidated Financial Statements and Supplementary Information for years ended December 31, 1997 and 1996.

  (a) Independent Auditor's Report

  (b) Consolidated Statements of Financial Condition

  (c) Consolidated Statements of Income

  (d) Consolidated Statements of Comprehensive Income

  (e) Consolidated Statements of Changes in Stockholders' Equity

  (f) Consolidated Statements of Cash Flows

  (g) Notes to Consolidated Financial Statements

  (b)Exhibits filed as part of this Form 10

  The Exhibits described in the Exhibit List immediately following the signature page of this Form 10 (which is incorporated by reference) are hereby filed as part of this Form 10.

  (c)Financial Statement Schedules

     None

  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

  Dated this the      day of December, 1998.

                                          CITIZENS HOLDING COMPANY

                                          By: _________________________________
                                          Title: ______________________________

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                             DESCRIPTION
 -------                            -----------
     3(i)  Articles of Incorporation of the Corporation, as amended
     3(ii) Bylaws of the Corporation
    10     Material Contract:
           --Directors Deferred Compensation Plan and Form of Agreement
    21     Subsidiaries
    27     Financial Data Schedule

                            CITIZENS HOLDING COMPANY
                                 AND SUBSIDIARY

                       CONSOLIDATED FINANCIAL STATEMENTS
                         AND SUPPLEMENTARY INFORMATION

                     YEARS ENDED DECEMBER 31, 1997 AND 1996

                    CITIZENS HOLDING COMPANY AND SUBSIDIARY

                       CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1997 AND 1996

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           -----
Independent Auditor's Report..............................................     1
Consolidated Financial Statements:
  Consolidated Statements of Financial Condition..........................   2-3
  Consolidated Statements of Income.......................................     4
  Consolidated Statements of Comprehensive Income.........................     5
  Consolidated Statements of Changes in Stockholders' Equity..............     6
  Consolidated Statements of Cash Flows...................................   7-9
Notes to Consolidated Financial Statements................................ 10-23

                  [LETTERHEAD OF A.T. WILLIAMS APPEARS HERE]

                         INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Citizens Holding Company
Philadelphia, Mississippi

  I have audited the accompanying consolidated statements of financial condition of Citizens Holding Company and Subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

  I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

  In my opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Citizens Holding Company and Subsidiary as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                          /s/ A. T. Williams

July 2, 1998

                    CITIZENS HOLDING COMPANY AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                           DECEMBER 31, 1997 AND 1996

                   ASSETS                          1997         1996 RESTATED
                   ------                     ---------------  ---------------
Cash and due from banks...................... $ 10,025,883.07  $ 10,183,911.77
Interest bearing deposits with other banks...      147,441.00        33,423.77
Federal funds sold...........................    5,500,000.00       100,000.00
Investment Securities (Note 3)
  Securities available for sale..............   67,292,271.54    72,472,038.77
Loans receivable.............................  194,304,715.52   179,504,590.98
Less allowance for loan losses...............   (2,700,000.00)   (2,500,000.00)
                                              ---------------  ---------------
  Net loans (Note 4).........................  191,604,715.52   177,004,590.98
Properties and equipment (net)(Note 5).......    4,250,819.42     3,779,753.57
Accrued interest receivable..................    3,153,867.63     2,889,762.37
Prepaid expenses.............................      174,020.15       119,782.63
Deferred income tax..........................      432,382.16       600,379.04
Other real estate............................        9,920.31       132,226.04
Cash value of life insurance.................    2,217,613.14     1,907,904.64
Goodwill (net)...............................      783,869.78       850,877.90
Other assets.................................    1,041,196.86       604,007.96
                                              ---------------  ---------------
    TOTAL ASSETS............................. $286,634,000.58  $270,678,659.44
                                              ===============  ===============


                See notes to consolidated financial statements.

                    CITIZENS HOLDING COMPANY AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                           DECEMBER 31, 1997 AND 1996

    LIABILITIES AND STOCKHOLDERS' EQUITY           1997         1996 RESTATED
    ------------------------------------      ---------------  ---------------
LIABILITIES
Deposits
  Demand..................................... $ 35,526,425.76  $ 34,352,691.80
  NOW and money market accounts..............   56,904,290.76    54,959,997.60
  Time deposits..............................  139,364,724.26   123,135,577.37
  Savings....................................   17,188,103.80    16,994,452.26
                                              ---------------  ---------------
    Total deposits...........................  248,983,544.58   229,442,719.03
Federal funds purchased......................              --     8,800,000.00
Accrued liabilities..........................      155,507.08       142,232.05
Accrued interest payable.....................    1,316,056.84     1,126,761.27
Income taxes payable--current................       34,029.41       166,458.50
Treasury tax and loan........................      700,000.00       437,946.94
Debentures (Note 9)..........................              --        32,695.00
Directors deferred compensation payable......      630,310.95       566,007.29
ABE loans....................................    2,488,318.75     2,261,578.62
                                              ---------------  ---------------
    Total Liabilities........................  254,307,767.61   242,976,398.70
                                              ---------------  ---------------
Minority interest............................    1,105,752.11       943,900.01
                                              ---------------  ---------------
STOCKHOLDERS' EQUITY
  Common stock, $1 par value
    Authorized 750,000 shares; 670,750 shares
     issued..................................      670,750.00       670,750.00
  Paid in capital............................    3,353,127.00     3,353,127.00
  Retained earnings..........................   26,822,611.77    22,895,525.85
  Net unrealized gain on securities available
   for sale, net of tax of $327,663.31 in
   1997 and $41,873.71 in 1996...............      613,392.09        78,357.88
  Treasury stock--9,000 shares, at cost......     (239,400.00)     (239,400.00)
                                              ---------------  ---------------
    Total Stockholders' Equity...............   31,220,480.86    26,758,360.73
                                              ---------------  ---------------
    TOTAL LIABILITIES AND STOCKHOLDERS'
     EQUITY.................................. $286,634,000.58  $270,678,659.44
                                              ===============  ===============


                See notes to consolidated financial statements.

                    CITIZENS HOLDING COMPANY AND SUBSIDIARY

                       CONSOLIDATED STATEMENTS OF INCOME

                     YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                    1997            1996
                                               --------------  --------------
INTEREST INCOME
  Loans....................................... $17,104,693.40  $15,341,060.16
  Investment securities:
    Taxable...................................   4,034,213.44    4,274,823.57
    Exempt from Federal income tax............     238,050.11      323,318.35
                                               --------------  --------------
                                                 4,272,263.55    4,598,141.92
  Federal funds sold..........................     124,850.58      312,938.94
  Deposits with banks.........................       4,290.74        2,365.22
                                               --------------  --------------
    Total Interest Income.....................  21,506,098.27   20,254,506.24
                                               --------------  --------------
INTEREST EXPENSE
  Deposits....................................   9,659,138.51    8,679,540.14
  Debentures and notes........................         333.24        4,256.64
                                               --------------  --------------
    Total Interest Expense....................   9,659,471.75    8,683,796.78
                                               --------------  --------------
NET INTEREST INCOME...........................  11,846,626.52   11,570,709.46
Provision for possible loan losses............    (740,308.74)    (790,760.64)
                                               --------------  --------------
Net interest income after provision for
 possible loan losses.........................  11,106,317.78   10,779,948.82
                                               --------------  --------------
OTHER INCOME
  Service charges on deposit accounts.........   1,933,769.15    1,788,210.89
  Fees for trust services.....................       3,043.06          510.00
  Loan servicing fees.........................     155,178.58      168,420.15
  Other service charges and fees..............     263,137.26      254,984.63
  Other income (Note 12)......................     634,998.18      473,943.25
                                               --------------  --------------
    Total Other Income........................   2,990,126.23    2,686,068.92
                                               --------------  --------------
OTHER EXPENSE
  Salaries and employee benefits..............   4,027,334.86    3,875,368.00
  Occupancy expense...........................     339,233.91      327,669.80
  Equipment expense...........................     626,165.41      514,206.19
  Net bond losses.............................     116,859.45       47,381.58
  Earnings applicable to minority interest....     165,120.67      160,994.64
  Other expense (Note 13).....................   1,771,461.10    1,739,181.26
                                               --------------  --------------
    Total Other Expense.......................   7,046,175.40    6,664,801.47
                                               --------------  --------------
Income Before Income Taxes....................   7,050,268.61    6,801,216.27
Income tax expense (Note 7)...................   2,560,695.19    2,407,000.70
                                               --------------  --------------
NET INCOME.................................... $ 4,489,573.42  $ 4,394,215.57
                                               ==============  ==============
Net income per share of common stock.......... $         6.78  $         6.64
                                               ==============  ==============
Average shares outstanding....................        661,750         661,750
                                               ==============  ==============

                See notes to consolidated financial statements.

                    CITIZENS HOLDING COMPANY AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                     YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                         1997          1996
                                                     ------------- -------------
Net income.........................................  $4,489,573.42 $4,394,215.57
Unrealized gains on securities (net of income taxes
 of $285,789.60 in 1997 and $1,047.28 in 1996).....     535,034.21      2,175.91
                                                     ------------- -------------
COMPREHENSIVE INCOME...............................  $5,024,607.63 $4,396,391.48
                                                     ============= =============





                See notes to consolidated financial statements.

                    CITIZENS HOLDING COMPANY AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                     YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                                                     NET
                                                                                 UNREALIZED
                                                                                   GAIN ON
                                                                                 SECURITIES
                           COMMON       PAID IN       RETAINED       TREASURY     AVAILABLE
                            STOCK       CAPITAL       EARNINGS         STOCK      FOR SALE
                         ----------- ------------- --------------  ------------- -----------
Balance at December 31,
 1995................... $639,248.00 $3,353,127.00 $19,029,124.78  $(239,400.00) $ 76,181.97
Additions:
  Net income for 1996...          --            --   4,394,215.57             --          --
  Stock dividend--5%....   31,502.00            --     (31,502.00)            --          --
  Net change in
   unrealized
   appreciation on
   securities available
   for sale, net of tax
   of $1,047.28.........          --            --             --             --    2,175.91
Reductions:
  Cash dividends paid--
   $0.75/share..........          --            --   (496,312.50)             --          --
                         ----------- ------------- --------------  ------------- -----------
Balance at December 31,
 1996................... $670,750.00 $3,353,127.00 $22,895,525.85  $(239,400.00) $ 78,357.88
Additions:
  Net income for 1997...          --            --   4,489,573.42             --          --
  Net change in
   unrealized
   appreciation on
   securities available
   for sale, net of tax
   of $285,789.60.......          --            --             --             --  535,034.21
Reductions:
  Cash dividends paid--
   $0.85/share..........          --            --   (562,487.50)             --          --
                         ----------- ------------- --------------  ------------- -----------
Balance at December 31,
 1997................... $670,750.00 $3,353,127.00 $26,822,611.77  $(239,400.00) $613,392.09
                         =========== ============= ==============  ============= ===========


                See notes to consolidated financial statements.

                    CITIZENS HOLDING COMPANY AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                     YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                      1997       1996 RESTATED
                                                  -------------  -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income..................................... $4,489,573.42  $4,394,215.57
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation.................................    402,071.01     366,169.92
    Amortization of goodwill.....................     67,008.12      67,008.12
    Accretion of investment securities...........   (106,503.53)    (72,776.25)
    Loan loss provision..........................    740,308.74     790,760.64
    Deferred income taxes........................   (117,792.72)   (215,067.17)
    Net earnings applicable to minority
     interest....................................    142,119.67     135,902.64
    Net investment securities losses.............    116,859.45      47,381.58
    Increase in prepaid expenses.................    (54,237.52)    (28,231.18)
    Decrease in other real estate................    122,305.73      84,940.90
    Increase in cash value of life insurance.....   (309,708.50)   (291,856.18)
    Increase in other assets.....................   (437,188.90)   (198,918.96)
    Increase (decrease) in income taxes payable..   (132,429.09)    303,307.66
    Increase in accrued liabilities..............     13,275.03      24,273.18
    Increase in treasury tax and loan............    262,053.06     108,603.09
    Increase in accrued interest payable.........    189,295.57      23,641.02
    Gain on disposal of land.....................            --     (55,000.00)
    Increase in director's deferred
     compensation................................     64,303.66      73,106.47
                                                  -------------  -------------
    Total adjustments............................    961,739.78   1,163,245.48
                                                  -------------  -------------
NET CASH PROVIDED BY OPERATING ACTIVITIES........  5,451,313.20   5,557,461.05
                                                  -------------  -------------



                See notes to consolidated financial statements.

                    CITIZENS HOLDING COMPANY AND SUBSIDIARY

                     YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                   1997         1996 RESTATED
                                              ---------------  ---------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Increase in interest bearing deposits with
   other banks............................... $   (114,017.23) $     (6,206.86)
  (Increase) decrease in federal funds sold..   (5,400,000.00)    9,350,000.00
  Purchases of securities available for
   sale......................................  (29,112,959.81)  (22,628,458.84)
  Proceeds from sales of securities available
   for sale..................................   23,211,855.68     5,620,827.82
  Proceeds from maturities of securities
   available for sale........................   11,911,071.68    20,586,469.92
  Increase (decrease) in federal funds
   purchased.................................   (8,800,000.00)    8,800,000.00
  Increase in loans..........................  (15,340,433.28)  (22,438,030.66)
  Purchase of furniture and equipment........     (329,815.36)     (284,576.35)
  Addition to buildings and land.............     (543,321.50)     (173,383.32)
  Proceeds from sale of land.................              --        80,000.00
  Increase in accrued interest receivable....     (264,105.26)     (188,473.78)
  ABE loans..................................      226,740.13     1,284,224.96
                                              ---------------  ---------------
  NET CASH PROVIDED (USED) IN INVESTING
   ACTIVITIES................................  (24,554,984.95)        2,392.89
                                              ---------------  ---------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase (decrease) in deposits........   19,540,825.55    (9,234,663.20)
  Payments of dividends......................     (562,487.50)     (496,312.50)
  Redeemed debentures........................      (32,695.00)      (32,695.00)
                                              ---------------  ---------------
  NET CASH PROVIDED (USED) BY FINANCING
   ACTIVITIES................................   18,945,643.05    (9,763,670.70)
                                              ---------------  ---------------
Net decrease in cash and due from banks......     (158,028.70)   (4,203,816.76)
Cash and due from banks at January 1.........   10,183,911.77    14,387,728.53
                                              ---------------  ---------------
CASH AND DUE FROM BANKS AT DECEMBER 31....... $ 10,025,883.07  $ 10,183,911.77
                                              ===============  ===============


                See notes to consolidated financial statements.

                    CITIZENS HOLDING COMPANY AND SUBSIDIARY

                     YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                     1997       1996 RESTATED
                                                --------------  --------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION:
  Cash paid during the year for:
    Interest................................... $ 9,470,176.18  $ 8,660,155.76
                                                ==============  ==============
    Income taxes............................... $ 2,810,917.00  $ 2,317,212.00
                                                ==============  ==============
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND
 FINANCING ACTIVITIES:
  Recorded unrealized gain on securities....... $   840,556.24  $     3,081.28
                                                ==============  ==============
  Decrease in deferred income tax asset on
   unrealized gain on securities............... $  (285,789.60) $    (1,047.28)
                                                ==============  ==============
  Minority interest on unrealized (gain) loss
   on securities............................... $   (19,732.43) $       141.91
                                                ==============  ==============




                See notes to consolidated financial statements.

                    CITIZENS HOLDING COMPANY AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          DECEMBER 31, 1997 AND 1996

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The accounting and reporting policies of Citizens Holding Company and Subsidiary conform with generally accepted accounting principles and practices within the banking industry. The following summarizes significant accounting policies:

  GENERAL. Citizens Holding Company was incorporated on February 15, 1982. The Company owns 113,018 of the 117,200 outstanding shares of The Citizens Bank of Philadelphia, Mississippi.

  The Citizens Bank operates at thirteen locations in the towns of Philadelphia, Carthage, Union, Sebastopol, Madden, DeKalb, Scooba and Kosciusko.

  USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  CONSOLIDATION. The consolidated financial statements include the accounts of Citizens Holding Company and its 96.43% owned subsidiary, The Citizens Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

  TRUST ASSETS. Assets held by the trust department of The Citizens Bank in fiduciary or agency capacities are not assets of the Bank and are not included in these statements of financial condition.

  INVESTMENTS IN SECURITIES. The Bank's investments in securities are classified and accounted for as securities available for sale.

  Declines in the fair value of individual available-for-sale securities below their cost that are other than temporary have resulted in write-downs of the individual securities to their fair value. The related write-downs have been included in earnings as realized losses.

  Unrealized holding gains and losses, net of tax, on securities available for sale are reported as a net amount in a separate component of shareholders' equity until realized.

  Gains and losses on the sale of securities available for sale are determined using the specific-identification method.

  Premiums and discounts are recognized in income using the interest method over the period to maturity.

  LOANS. Loans are stated at the amount of the unpaid principal, reduced by unearned income and an allowance for loan losses. Unearned income on installment loans is recognized as income over the terms of the loans. Interest on other loans is calculated by using the simple interest method on daily balances of the principal amount outstanding.

  Loan origination fees are recognized in income when received.

  The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

                    CITIZENS HOLDING COMPANY AND SUBSIDIARY

                          DECEMBER 31, 1997 AND 1996


  ALLOWANCE FOR LOAN LOSSES. The allowance for loan losses is established through a provision for loan losses charged to expenses. Loans are charged against the allowance for loan losses when management believes that the collectability of the principal is unlikely. The allowance is based on management's evaluation of the loan portfolio considering economic conditions, volume and composition of the loan portfolio, past experience and other relevant factors.

  BANK PREMISES AND EQUIPMENT. Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line basis for buildings and on an accelerated method for fixtures and equipment. Expenditures for maintenance and repairs are charged against income and renewals and betterments are capitalized. Depreciable lives were 20-39 years for buildings and 5-7 years for fixtures and equipment.

  OTHER REAL ESTATE OWNED. Other real estate properties, acquired principally through foreclosure, are stated at the lower of cost or estimated fair value.

  INCOME TAXES. Provisions for income taxes are based on amounts reported in the statements of income (after exclusion of non-taxable income such as interest on state and municipal securities) and include deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes.

  COMPENSATED ABSENCES. Compensated absences are not material and have not been accrued.

  NET INCOME PER SHARE OF COMMON STOCK. Net income per share of common stock is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period.

  CASH AND CASH EQUIVALENTS. For the purpose of presentation in the Statements of Cash Flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and Due from Banks."

  INTEREST INCOME ON LOANS. Interest on loans is accrued and credited to income based on the principal amount outstanding. The accrual of interest on loans is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. Upon such discontinuance, all unpaid accrued interest is reversed.

  OFF BALANCE SHEET FINANCIAL INSTRUMENTS. In the ordinary course of business the Bank has entered into off balance sheet financial instruments consisting of commitments to extend credit, and letters of credit. Such financial instruments are recorded in the financial statements when they become payable.

  GOODWILL. Goodwill which resulted from the acquisition of the Kosciusko and Scooba branches is being amortized over a life of fifteen years.

  RECLASSIFICATIONS. ABE Loans are presented as liabilities in these financial statements. They were netted against loans receivable in past years. The 1996 amounts have been reclassified to conform with 1997 classifications. Such reclassifications had no effect on reported net income.

                    CITIZENS HOLDING COMPANY AND SUBSIDIARY

                          DECEMBER 31, 1997 AND 1996


NOTE 2. FAIR VALUES OF FINANCIAL INSTRUMENTS

  The fair value estimates, methods and assumptions used by the Bank in estimating its fair value disclosures for financial instruments were:

                                DECEMBER 31, 1997         DECEMBER 31, 1996
                            ------------------------- -------------------------
                              CARRYING                  CARRYING
                               AMOUNT     FAIR VALUE     AMOUNT     FAIR VALUE
                            ------------ ------------ ------------ ------------
Financial Assets:
  Cash and due from banks.. $ 10,025,883 $ 10,025,883 $ 10,183,912 $ 10,183,912
  Interest bearing deposits
   with banks..............      147,441      147,441       33,424       33,424
  Federal Funds Sold.......    5,500,000    5,500,000      100,000      100,000
  Securities available for
   sale....................   67,292,272   67,292,272   72,472,039   72,472,039
  Loans receivable.........  191,604,716  191,316,224  177,004,591  175,297,226
  Accrued interest
   receivable..............    3,153,868    3,153,866    2,889,762    2,889,762
Financial Liabilities:
  Deposits................. $248,983,545 $248,983,545 $229,442,719 $229,442,719
  Other borrowed funds.....      700,000      700,000      437,947      437,947
  Debentures...............           --           --       32,695       34,719
  Federal funds purchased..           --           --    8,800,000    8,800,000
  ABE loans................    2,488,319    2,488,319    2,261,579    2,261,579
Off Balance Sheet
 Instruments:
  Commitments to extend
   credit..................              $  1,384,088              $  1,006,142
  Letters of Credit........                     1,358                     4,253

  CASH AND DUE FROM BANKS: The carrying amounts reported in the balance sheet for cash and short-term instruments approximate those assets' fair values.

  INVESTMENT SECURITIES (INCLUDING MORTGAGE-BACKED SECURITIES): Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

  LOANS RECEIVABLE: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans (e.g., commercial real estate and rental property mortgage loans, commercial and industrial loans, financial institution loans, and agricultural loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest approximates its fair value.

  DEPOSIT LIABILITIES: The fair values for demand deposits, NOW and money market accounts and savings accounts are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts for variable-rate, fixed-term money market accounts and time deposits approximate their fair values at the reporting date. Fair values for fixed-rate time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

  LONG-TERM BORROWINGS: The fair values of the Bank's long-term borrowings (other than deposits) are estimated using discounted cash flow analyses, based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.

                    CITIZENS HOLDING COMPANY AND SUBSIDIARY

                          DECEMBER 31, 1997 AND 1996


  SHORT-TERM BORROWINGS: The carrying amounts of other borrowed funds approximate their fair values.

  OFF-BALANCE SHEET INSTRUMENTS: The fair value of commitments to extend credit and letters of credit are estimated using current interest rates and committed rates.

NOTE 3. INVESTMENT SECURITIES

  The carrying amounts of investment securities as shown in the consolidated statements of financial condition and their approximate market values at December 31 were as follows:

                                                  1997
                         ------------------------------------------------------
                                            GROSS       GROSS
                           AMORTIZED     UNREALIZED   UNREALIZED
                             GROSS          GAINS       LOSSES     FAIR VALUE
                         -------------- ------------- ---------- --------------
AVAILABLE FOR SALE
U. S. Treasury Direct... $30,752,250.19 $  592,665.00 $    50.00 $31,344,865.19
U. S. Agency............  15,198,262.54     78,290.27  15,881.00  15,260,671.81
Mortgage backed
 securities.............  14,111,650.38    234,961.00  10,209.00  14,336,402.38
State, County and
 Municipals.............   4,755,893.16    105,709.00  21,770.00   4,839,832.16
Federal Home Loan Bank
 Stock..................   1,510,500.00            --         --   1,510,500.00
                         -------------- ------------- ---------- --------------
                         $66,328,556.27 $1,011,625.27 $47,910.00 $67,292,271.54
                         ============== ============= ========== ==============

                                                 1996
                         -----------------------------------------------------
                                           GROSS       GROSS
                           AMORTIZED    UNREALIZED  UNREALIZED
                             GROSS         GAINS      LOSSES      FAIR VALUE
                         -------------- ----------- ----------- --------------
AVAILABLE FOR SALE
U.S. Treasury Direct.... $ 5,171,405.58 $ 11,864.00 $  2,499.04 $ 5,180,770.54
U.S. Agency.............  26,565,590.77   82,278.00  198,486.93  26,449,381.84
Mortgage backed
 securities.............  33,442,818.81  314,814.00  160,048.00  33,597,584.81
State, County and
 Municipals.............   6,050,464.58  134,590.00   59,353.00   6,125,701.58
Federal Home Loan Bank
 Stock..................   1,118,600.00          --          --   1,118,600.00
                         -------------- ----------- ----------- --------------
                         $72,348,879.74 $543,546.00 $420,386.97 $72,472,038.77
                         ============== =========== =========== ==============

  U.S. Government and municipal securities with a carrying amount of $61,301,916 (market value $61,301,916) at December 31, 1997 and $65,214,677
(market value $65,214,677) at December 31, 1996 were pledged to secure public and trust deposits and for other purposes as required by law.

  Total gross realized gains and gross realized losses from the sale of investment securities for each of the years ended December 31 were:

                                                                 1997     1996
                                                              ---------- ------
GROSS REALIZED GAINS
U. S. Agency................................................. $ 2,815.65 $   --
Mortgage backed securities...................................  49,173.94     --
                                                              ---------- ------
                                                              $51,989.59 $   --
                                                              ========== ======

                    CITIZENS HOLDING COMPANY AND SUBSIDIARY

                          DECEMBER 31, 1997 AND 1996


                                                           1997        1996
                                                        ----------- -----------
GROSS REALIZED LOSSES
U. S. Agency........................................... $ 88,085.71 $ 26,937.27
Mortgage backed securities.............................   80,763.33   20,444.31
                                                        ----------- -----------
                                                        $168,849.04 $ 47,381.58
                                                        =========== ===========

  The carrying amounts and fair values of the maturities of investment securities at December 31, 1997 were as follows:

                                                     CARRYING
                                                      AMOUNT       FAIR VALUE
                                                  -------------- --------------
Due in one year or less.......................... $18,425,490.90 $18,425,490.90
Due in one to five years.........................  44,303,515.65  44,303,515.65
Due from five to ten years.......................   4,494,097.09   4,494,097.09
Due after ten years..............................      69,167.90      69,167.90
                                                  -------------- --------------
                                                  $67,292,271.54 $67,292,271.54
                                                  ============== ==============

NOTE 4. LOANS

  The components of loans in the consolidated balance sheets are as follows:

                                      1997                              1996
                         --------------------------------  --------------------------------
                         CARRYING AMOUNT    FAIR VALUE     CARRYING AMOUNT    FAIR VALUE
                         ---------------  ---------------  ---------------  ---------------
Commercial, financial
 and agricultural....... $ 90,690,515.27  $ 89,426,763.95  $ 81,088,722.36  $ 79,095,891.77
Real estate--
 construction...........    4,533,188.44     4,457,787.10     5,826,595.30     5,684,707.54
Real estate--mortgage...   54,119,087.54    53,156,175.36    50,915,769.31    49,514,229.23
Consumer................   47,465,548.85    46,779,121.76    44,014,916.62    43,343,809.36
                         ---------------  ---------------  ---------------  ---------------
                          196,808,340.10   193,819,848.17   181,846,003.59   177,638,637.90
Unearned discount.......   (2,503,624.58)   (2,503,624.58)   (2,341,412.61)   (2,341,412.61)
Allowance for loan
 losses.................   (2,700,000.00)              --    (2,500,000.00)              --
                         ---------------  ---------------  ---------------  ---------------
Loans, net.............. $191,604,715.52  $191,316,223.59  $177,004,590.98  $175,297,225.29
                         ===============  ===============  ===============  ===============

  Changes in the reserve for possible loan losses are summarized as follows:

                                                       1997           1996
                                                   -------------  -------------
Balance at January 1,............................. $2,500,000.00  $2,300,000.00
                                                   -------------  -------------
Recoveries on loans previously charged-off........    247,689.09     165,219.76
Loans charged-off.................................   (787,997.83)   (755,980.40)
                                                   -------------  -------------
Net charge-offs...................................   (540,308.74)   (590,760.64)
Provision charged to expense......................    740,308.74     790,760.64
                                                   -------------  -------------
Balance at December 31,........................... $2,700,000.00  $2,500,000.00
                                                   =============  =============

  Loans on nonaccrual status amounted to approximately $344,000.47 at December 31, 1997 and $215,241.49 at December 31, 1996. The effect of such loans was to reduce net income by approximately $32,305.01 in 1997 and $21,261.33 in 1996. No loans have been recognized as impaired in conformity with FASB Statement 114 for 1997 and 1996.

                    CITIZENS HOLDING COMPANY AND SUBSIDIARY

                          DECEMBER 31, 1997 AND 1996


NOTE 5. PROPERTIES AND EQUIPMENT

  Components of properties and equipment included in the consolidated balance sheets at December 31, 1997 and 1996 were as follows:

                                                        1997          1996
                                                    ------------- -------------
Cost
  Land............................................. $  746,968.26 $  746,968.26
  Buildings........................................  5,357,170.34  4,813,848.84
  Furniture & equipment............................  3,638,546.85  3,323,266.49
                                                    ------------- -------------
    Total cost.....................................  9,742,685.45  8,884,083.59
Less accumulated depreciation......................  5,491,866.03  5,104,330.02
                                                    ------------- -------------
Bank premises and equipment, net................... $4,250,819.42 $3,779,753.57
                                                    ============= =============

  Depreciation expense amounted to $402,071.01 and $366,169.92 for the years ended December 31, 1997 and 1996, respectively.

NOTE 6. OTHER REAL ESTATE

  Other real estate is presented net of allowances of $16,205.87 and $42,023.96 at December 31, 1997 and 1996, respectively. Activity in the allowance for losses on other real estate is as follows:

Balance at December 31, 1995....................................... $ 47,459.24
  Provision charged to income......................................   33,249.96
  Charge-offs, net of recoveries...................................  (38,685.24)
                                                                    -----------
Balance at December 31, 1996.......................................   42,023.96
  Provision charged to income......................................    3,825.24
  Charge-offs, net of recoveries...................................  (29,643.33)
                                                                    -----------
Balance at December 31, 1997....................................... $ 16,205.87
                                                                    ===========

NOTE 7. INCOME TAXES

  The consolidated provision for income taxes consisted of the following:

                                                       1997           1996
                                                   -------------  -------------
Currently payable
  Federal......................................... $2,422,779.34  $2,344,873.18
  State...........................................    255,708.57     277,194.69
                                                   -------------  -------------
                                                    2,678,487.91   2,622,067.87
Deferred federal (benefit)........................   (117,792.72)   (215,067.17)
                                                   -------------  -------------
Total income tax expense.......................... $2,560,695.19  $2,407,000.70
                                                   =============  =============

                    CITIZENS HOLDING COMPANY AND SUBSIDIARY

                          DECEMBER 31, 1997 AND 1996


  The differences between the federal statutory rate and the effective tax rates for 1997 and 1996 were as follows:

                                                       1997           1996
                                                   -------------  -------------
Federal tax based on statutory rate............... $2,310,150.41  $2,218,167.34
State income tax..................................    255,708.57     277,194.69
Change due to:
  Tax exempt investment interest..................    (82,050.42)   (113,675.60)
  Minority interest...............................     56,141.03      54,738.18
  Other, net......................................     20,745.60     (29,423.91)
                                                   -------------  -------------
Income taxes...................................... $2,560,695.19  $2,407,000.70
                                                   =============  =============

  Deferred tax assets at December 31 consist of the following:

                                                        1997         1996
                                                     -----------  -----------
Allowance for loan losses........................... $635,139.37  $492,167.41
Deferred compensation liability.....................  214,305.72   192,442.48
Other real estate...................................    5,510.00    14,288.15
Investment securities basis.........................  (94,909.62)  (56,645.29)
Unrealized gain or loss on available for sale
 securities......................................... (327,663.31)  (41,873.71)
                                                     -----------  -----------
                                                     $432,382.16  $600,379.04
                                                     ===========  ===========

NOTE 8. DEPOSITS

  The aggregate amount of time deposits, each with a minimum denomination of $100,000, was approximately $44,823,620.64 and $35,089,752.89 in 1997 and
1996, respectively.

  At December 31, 1997, the scheduled maturities of time deposits are as follows:

       1998..................................................... $125,624,245.31
       1999.....................................................    7,587,897.82
       2000.....................................................    6,122,581.13
       2001.....................................................       30,000.00
                                                                 ---------------
                                                                 $139,364,724.26
                                                                 ===============

NOTE 9. DEBENTURES

  In January 1997, the Company paid in full the final $32,695 on the Class D 12% debentures issued in 1982. Interest expense on the debentures was $333.24 and $4,256.64 in 1997 and 1996, respectively.

                    CITIZENS HOLDING COMPANY AND SUBSIDIARY

                          DECEMBER 31, 1997 AND 1996


NOTE 10. LEASES

  The Bank leases computer equipment and some branch facilities under operating leases. Rent expense was $43,611 and $36,430 for 1997 and 1996, respectively. At December 31, 1997, the future minimum lease commitments for leases which have terms in excess of 1 year are:

       1998.............................................................. 19,140
       1999..............................................................  9,250

NOTE 11. RELATED PARTY TRANSACTIONS

  During the ordinary course of business, the Bank has made loans to its directors and significant stockholders and their 10% or more owned businesses. As of December 31, 1997 and 1996, these loans totaled $2,362,452.21 and $2,254,333.07, respectively. During 1997, new loans to such related parties amounted to $2,275,238.81 and repayments amounted to $2,167,119.67. The amount of deposits from related parties held by the Bank at December 31, 1997 and 1996 was $2,384,856.06 and $1,676,732.95, respectively.

NOTE 12. OTHER INCOME

  The components of other income are as follows:

                                                           1997        1996
                                                        ----------- -----------
Income from New South Life............................. $176,114.00 $142,949.00
Other recoveries.......................................  118,318.99   38,053.89
Other income...........................................   85,507.46  105,297.09
Accreted taxable discount..............................   83,523.87   51,204.90
Dividend income FHLB...................................   80,151.69   54,184.32
Credit life premiums...................................   61,686.95   59,568.55
Accreted tax exempt discount...........................   22,979.66   21,571.35
Split dollar life......................................    5,883.66          --
Brokerage fees.........................................      831.90    1,114.15
                                                        ----------- -----------
                                                        $634,998.18 $473,943.25
                                                        =========== ===========

                    CITIZENS HOLDING COMPANY AND SUBSIDIARY

                          DECEMBER 31, 1997 AND 1996


NOTE 13. OTHER EXPENSE

  Components of other expense are as follows:

                                                        1997          1996
                                                    ------------- -------------
Office supplies.................................... $  269,751.74 $  254,198.78
Advertising........................................    172,533.97    173,437.34
Miscellaneous expense..............................    169,640.95    142,095.71
Postage............................................    167,157.91    164,952.52
State, county & municipal taxes....................    151,676.45    135,201.76
Telephone..........................................    149,742.67    154,198.66
Other losses.......................................    140,236.92    137,076.89
Travel.............................................    101,244.71    112,269.51
Legal & professional...............................     80,661.94     47,588.18
Amortization of goodwill...........................     67,008.12     67,008.12
Dues & subscriptions...............................     61,463.74     47,650.27
FDIC & State Assessment............................     58,102.11     73,105.01
Insurance..........................................     57,883.97     40,920.24
Donations..........................................     30,340.29     24,318.86
Deferred compensation expense......................     26,520.99     34,742.30
Loan collection expense............................     21,505.80     33,416.45
Meals & entertainment..............................     19,673.02     21,153.74
Sales & Use tax....................................      9,119.32      5,415.28
Cash short & over..................................      8,765.93      4,489.53
Cleaning supplies..................................      7,555.55     11,648.26
Bond portfolio expense.............................        875.00      1,575.00
Split dollar life insurance........................            --     52,718.85
                                                    ------------- -------------
                                                    $1,771,461.10 $1,739,181.26
                                                    ============= =============

NOTE 14. PROFIT SHARING PLAN

  The Bank has a profit sharing and savings plan in effect for substantially all full-time employees.

  Under the profit sharing and savings plan, the Bank automatically contributes an amount equal to 2.7% of each participant's base salary to the plan. A participant, in addition, may elect to make contributions to the plan. The Bank matches 100% of employee contributions up to a limit of 6% of each employee's salary.

  Contributions to the profit sharing plan in 1997 and 1996, respectively, totaled $383,693 and $347,286 of which $217,932 and $196,675 was made by the Bank and $165,761 and $150,611 was made by employees, respectively.

NOTE 15. CONCENTRATIONS OF CREDIT RISK

  All of the Bank's loans, commitments, and letters of credit have been granted to customers in the Bank's market area. All such customers are depositors of the Bank. Investments in state and municipal securities also involve governmental entities within the Bank's market area. The concentrations of credit by type of loan are set forth in Note 4. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Letters of credit were granted primarily to commercial borrowers.

  At times the Bank has balances in due from bank accounts in excess of federal deposit insurance limits.

                    CITIZENS HOLDING COMPANY AND SUBSIDIARY

                          DECEMBER 31, 1997 AND 1996


NOTE 16. COMMITMENTS AND CONTINGENCIES

  In the normal course of business, various commitments and contingent liabilities are outstanding, such as guarantees and commitments to extend credit, that are not reflected in the accompanying consolidated financial statements. At December 31, 1997 and 1996, a summary of such commitments and contingent liabilities is as follows:

                                                       1997           1996
                                                  -------------- --------------
Commitments to extend credit..................... $16,283,341.60 $11,836,930.78
Letters of credit................................     362,000.00   1,134,132.00
                                                  -------------- --------------
                                                  $16,645,341.60 $12,971,062.78
                                                  ============== ==============

  Commitments to extend credit, and letters of credit all include exposure to some credit loss in the event of nonperformance of the customer. The Bank's credit policies and procedures for credit commitments and financial guarantees are the same as those for extension of credit that are recorded on the consolidated statements of financial condition. Because these instruments have fixed maturity dates, and because many of them expire without being drawn upon, they do not generally present any significant liquidity risk to the Bank. The Bank's experience has been that approximately fifty-four percent of loan commitments are drawn upon by customers. When letters of credit are utilized, a significant portion of such utilization is on an immediate payment basis. The Bank has not been required to perform on any financial guarantees during the past two years. The Bank has not incurred any losses on its commitments in either 1997 or 1996.

NOTE 17. REGULATORY MATTERS

  The Bank is subject to various regulatory capital requirements by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

  Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1997, that the Bank meets all capital adequacy requirements to which it is subject.

  As of December 31, 1997, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since the notification that management believes have changed the institution's category.

                    CITIZENS HOLDING COMPANY AND SUBSIDIARY

                          DECEMBER 31, 1997 AND 1996


  The Bank's actual capital amounts and ratios are also presented in the table.

                                                                   TO BE WELL
                                                                CAPITALIZED UNDER
                                                FOR CAPITAL     PROMPT CORRECTIVE
                                                 ADEQUACY            ACTION
                               ACTUAL            PURPOSES:         PROVISIONS:
                          -----------------  -----------------  -----------------
                            AMOUNT    RATIO    AMOUNT    RATIO    AMOUNT    RATIO
                          ----------- -----  ----------- -----  ----------- -----
As of December 31, 1997:
  Total Capital (to
   Risk-Weighted
   Assets)..............  $31,913,008 17.02% $14,997,503 >8.0%  $18,746,688 >10.0%
  Tier I Capital (to
   Risk-Weighted
   Assets)..............  $29,569,648 15.77% $ 7,498,751 >4.0%  $11,248,127 > 6.0%
  Tier I Capital (to
   Average Assets)......  $29,569,648 10.46% $11,303,560 >4.0%  $14,129,450 > 5.0%
As of December 31, 1996:
  Total Capital (to
   Risk-Weighted
   Assets)..............  $27,705,968 15.84% $13,991,762 >8.0%  $17,489,703 >10.0%
  Tier I Capital (to
   Risk-Weighted
   Assets)..............  $25,519,755 14.59% $ 6,995,881 >4.0%  $10,493,822 > 6.0%
  Tier I Capital (to
   Average Assets)......  $25,519,755  9.43% $10,827,200 >4.0%  $13,534,000 > 5.0%

> = Greater than or equal to.

NOTE 18. SUBSEQUENT EVENTS

  The Bank is a defendant in a legal proceeding arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of the matter is not expected to have a material adverse effect on the consolidated financial condition of the Bank.